UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

NOTICE OF CONVOCATION OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 24, 2009

On June 1, 2009, the registrant issued a Notice of Convocation of the Ordinary General Meeting of Shareholders to be held on June 24, 2009 to its shareholders. Attached is an English translation of such notice. The consolidated financial information of the registrant and that of its subsidiaries, NTT DoCoMo, Inc. and NTT DATA Corporation, included in the attached notice were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, included in the press release, and the supplemental data relating thereto were prepared on the basis of accounting principles generally accepted in Japan. The English translation includes additional information relating to differences in corporate governance from practices required of U.S. domestic companies that is not in the Japanese original.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager Finance and Accounting Department

Date: June 1, 2009

NOTICE OF CONVOCATION OF

THE 24TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD AT

GRAND PRINCE HOTEL NEW TAKANAWA, TOKYO, JAPAN

ON JUNE 24, 2009, AT 10:00 A.M.

(This is a translation of the original notice

in Japanese mailed on June 1, 2009, to shareholders in Japan.)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

TOKYO, JAPAN

June 1, 2009

To the Shareholders

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8116, Japan

Satoshi Miura

President and Chief Executive Officer

NOTICE OF CONVOCATION OF

THE 24TH ORDINARY GENERAL MEETING

OF SHAREHOLDERS

You are hereby notified that the 24th Ordinary General Meeting of Shareholders will be held as stated below. Your attendance is respectfully requested.

In the event you are unable to attend, it is possible to exercise your voting rights in writing by submitting the voting right exercise form via mail or via electronic means, including the Internet, etc. You are requested to study the attached reference documents and exercise your voting rights by the end of business day (5:30 PM) on Tuesday, June 23, 2009. (The website is readable in Japanese only and not available for ADR Holders.)

[Voting via mail]

Please indicate your approval or disapproval on the resolutions on the enclosed voting right exercise form and return it to the Company so that it arrives before the deadline indicated above.

[Voting via electronic means (the Internet, etc.)]

Please access the designated website for shareholder voting (http://www.web54.net) using the “Voting Code” and “Password” given on the enclosed voting right exercise form, and indicate your approval or disapproval on the resolutions by following the instructions on the screen. Institutional investors can utilize the electronic voting platform operated by ICJ, Inc.

Particulars

1. Date and Time:	10:00 a.m. on Wednesday, June 24, 2009

2. Place:	International Convention Center PAMIR
Grand Prince Hotel New Takanawa
13-1, Takanawa 3-chome, Minato-ku, Tokyo

3. Purpose of the Meeting:

Matters to be reported

1.	Report on the business report, consolidated balance sheet, consolidated statement of income, consolidated statement of shareholders’ equity and audit results of independent auditors and corporate auditors for the 24th fiscal year (from April 1, 2008 to March 31, 2009)

2.	Report on the non-consolidated balance sheet, non-consolidated statement of income and non-consolidated statement of shareholders’ equity for the 24th fiscal year (from April 1, 2008 to March 31, 2009)

Matters to be resolved

First Item	Distribution of Retained Earnings as Dividends

Second Item	Partial Amendment of the Articles of Incorporation

Third Item	Election of 2 Directors

4. Other Matters Concerning the Convocation

(1) Duplicate voting via mail or electronic means (via the Internet, etc.) will be handled as follows:

1.	In the case of duplicate voting via mail, the votes on the re-issued voting right exercise form will be considered valid.

2.	In the case of duplicate voting via the Internet, etc., the last vote placed will be considered valid.

3.	In the case of duplicate voting done via both mail and the Internet, etc., the vote received last will be considered valid. If both are received on the same day, the votes placed via the Internet, etc. will be considered valid.

(2) If no approval or disapproval is expressed on a resolution, it will be treated as an approval vote for such resolution.

(3) If you wish to diversely exercise your voting rights, please advise us in writing three days prior to the Ordinary General Meeting of Shareholders, stating your reasons therefor.

END

1.	When attending the meeting in person, you are kindly requested to submit the enclosed voting right exercise form to the receptionist at the place of the meeting.

2.	When exercising your voting rights via the Internet, etc., you are kindly requested to read the postscript information entitled “Exercising your voting rights via the Internet, etc.”.

3.	Any subsequent revisions to the reference documents for the Ordinary General Meeting of Shareholders or the business report, consolidated financial statements or non-consolidated financial statements will be posted on our website on the Internet (http://www.ntt.co.jp/ir/).

BUSINESS REPORT

(For the Fiscal Year From April 1, 2008 to March 31, 2009)

[This report describes the conditions of the corporate group (NTT Group)

including Nippon Telegraph and Telephone Corporation (NTT).]

I.	Outline of Business of NTT Group

1. Business Progress and Results of NTT Group

(1) Overall Conditions

•	Business environment

During the fiscal year ended March 31, 2009, turmoil in the international financial markets gave rise to a global economic crisis and the Japanese economy underwent a rapid downturn including substantial drops in exports and production and declines in corporate profits and employment.

In the information and telecommunications fields, as the rollout of broadband and ubiquitous services progresses, the use of optical services is increasing in the fixed-line communications market and conventional fixed-line telephony is transitioning to optical IP telephone services. In the mobile communications market, services and handsets are becoming more diverse and advanced while rate competition and entry into the market by new MVNOs are giving rise to increasingly fierce competition. Many other dramatic changes are occurring in conjunction with the increased use of IP, including the integration of and collaboration between fixed-line and mobile communications and communications and broadcasting services, and the creation of diverse new businesses using networks.

•	Business conditions

The effects of the intensification of competition and the economic downturn are also being felt within NTT Group in areas such as orders for solutions services and sales of FLET’S Hikari services and mobile phone handsets. Under these difficult circumstances, NTT Group is working to expand broadband and ubiquitous services pursuant to its new Medium-Term Strategy adopted in May 2008 entitled “Road to Service Creation Business Group”.

In the fixed-line communications market, NTT Group expanded the coverage area for the Next-Generation Network (NGN) that is now being used to provide commercial services such as FLET’S Hikari Next as of March 2008, and worked to expand and enhance services that capitalize on the unique characteristics of the NGN, such as Hikari TV. NTT Group also took steps to enhance the quality of customer service, such as reducing the lead time between a customer’s application and the start of FLET’S Hikari service and enhancing support services. As a result of these efforts, the number of FLET’S Hikari subscriptions reached 11.13 million.

In the mobile communications market, NTT Group deployed new mobile phone handsets tailored to customer preferences and lifestyles and offered new services that support customers’ day-to-day lives such as “i-concier”, which delivers information at times and through delivery methods suited to a customer’s interests and preferences. NTT Group continued its efforts to firmly establish business models tailored to changes in the market environment, including the new discount services and new handset purchase methods that were introduced during the previous fiscal year. NTT Group also worked to raise customer satisfaction by conducting a comprehensive review extending from customer relations to handsets and network structures. As a result of these efforts, the number of mobile phone subscriptions reached 54.60 million, of which 49.04 million are FOMA service subscriptions, accounting for 90% of all subscriptions.

With regard to services for corporate customers, NTT Group worked to provide high value-added solutions according to customer industries and business categories and to raise support capabilities adapted to the global business activities of its customers. In the area of Software as a Service (SaaS), which reduces customer information system installation and operation burdens, NTT Group collaborated with its business partners to develop safe and secure SaaS platforms and provide a wide range of services.

In its global businesses, NTT Group used its comprehensive capabilities to provide Information and Communication Technology (ICT) solutions. Overseas business sites were expanded, acquisitions of interests in SI businesses in Europe and the Americas were made to provide solution services and data centers were improved. With respect to international roaming services for mobile phones, the lineup of compatible handsets was expanded and tie-ups with overseas carriers were strengthened to increase the number of countries and territories where services are offered and to provide more convenient services.

In addition, NTT Group is working in concert to undertake CSR (corporate social responsibility) activities intended to contribute to the sustainable development of society. NTT Group has positioned the prevention of global warming as a top-priority on its environmental agenda, and is implementing a variety of measures to reduce carbon dioxide emissions from the business activities of individual NTT Group companies and, through the provision of goods and services, to reduce carbon emissions of society as a whole. “Green NTT,” a policy encouraging the development and use of clean energy such as solar power, was launched in May 2008, and NTT Green LLP was established in August 2008 through joint investments by individual NTT Group companies to promote solar power generation. Operating revenues and net income for the fiscal year under review for NTT Group (on a consolidated basis), NTT, and its principal subsidiaries are as follows. The main initiatives and achievements of NTT and its principal subsidiaries are discussed in “(2) Review of NTT Group Operations”.

< Operating Revenues and Net Income of NTT Group (on a consolidated basis), NTT, and the principal subsidiaries >

							(billions of yen)
	NTT Group Consolidated	NTT	NTT East	NTT West	NTT Communications	NTT DATA (Consolidated)	NTT DOCOMO (Consolidated)
Operating Revenues	10,416.3	363.7	1,952.9	1,824.3	1,127.1	1,139.0	4,448.0
Change Year-on-Year	(264.6)	(12.0)	(49.7)	(76.9)	(27.3)	64.6	(263.8)
Percent Change	(2.5)%	(3.2)%	(2.5)%	(4.0)%	(2.4)%	6.0%	(5.6)%
Operating Expenses	9,306.6	170.4	1,916.2	1,816.5	1,026.3	1,040.5	3,617.0
Change Year-on-Year	(69.7)	4.5	(41.4)	(70.7)	(23.4)	62.0	(286.5)
Percent Change	(0.7)%	2.8%	(2.1)%	(3.7)%	(2.2)%	6.3%	(7.3)%
Operating Income	1,109.8	193.3	36.6	7.7	100.8	98.5	831.0
Change Year-on-Year	(194.9)	(16.6)	(8.2)	(6.1)	(3.8)	2.6	22.6
Percent Change	(14.9)%	(7.9)%	(18.4)%	(44.2)%	(3.7)%	2.7%	2.8%
Net Income	538.7	195.9	77.5	15.4	89.0	48.3	471.9
Change Year-on-Year	(96.5)	0.1	(19.3)	53.1	26.2	17.9	(19.3)
Percent Change	(15.2)%	0.1%	(19.9)%	—	41.9%	58.8%	(3.9)%

Notes:	1.	In this business report, “NTT East” refers to Nippon Telegraph and Telephone East Corporation, “NTT West” to Nippon Telegraph and Telephone West Corporation, “NTT Communications” to NTT Communications Corporation, “NTT DATA” to NTT DATA Corporation, and “NTT DOCOMO” to NTT DoCoMo, Inc.

	2.	The consolidated financials statements of NTT Group and the consolidated financial statements of NTT DOCOMO were prepared in accordance with U.S. Generally Accepted Accounting Principles. The non-consolidated financial statements of NTT, NTT East, NTT West, and NTT Communications, and the consolidated financial statements of NTT DATA were prepared in accordance with Japanese Generally Accepted Accounting Principles.

	3.	With respect to amounts appearing in this business report, figures determined in accordance with Japanese accounting standards are rounded down to the nearest whole unit, and figures determined in accordance with U.S. accounting principles are rounded off to the nearest whole unit.

(2)	Review of NTT Group Operations

Nippon Telegraph and Telephone Corporation

In its capacity as the holding company of the NTT Group companies, NTT continued working on the planning of group-wide strategies and redistribution of managerial resources in line with changes in the business environment. NTT provided appropriate and timely advice and intermediary services to facilitate the performance of business activities in line with the NTT Group’s policies and objectives, while maintaining the principle of independent and autonomous action by NTT Group companies. NTT conducted fundamental research and development and provided the results to each NTT Group company so they could be broadly disseminated, while planning and promoting the commercialization of fundamental technologies. NTT also exercised voting and other shareholder rights at the general shareholders’ meetings of each NTT Group company.

During the fiscal year ended March 31, 2009, NTT acquired 40,517,500* of its own shares at a total cost of 199,999.90 million yen pursuant to a resolution of the Board of Directors adopted on May 13, 2008.

* The number of shares acquired (40,517,500 shares) represents the number of shares acquired prior to the January 4, 2009 stock split (341,307 shares) multiplied by 100 (34,130,700 shares) plus the number of shares acquired after the stock split (6,386,800 shares).

[1] Provision of advice and intermediary services to NTT Group companies

NTT provided appropriate and timely advice and intermediary services to NTT Group companies to facilitate the performance of business activities in line with group policies and objectives. Specifically, NTT adopted the new Medium-Term Management Strategy, “Road to Service Creation Business Group,” and provided advice and intermediary services aimed at the full-scale development of ubiquitous broadband services. In addition, NTT provided support through the Next-Generation Services Joint-Development Forum, which was established in March 2008 to promote the promulgation of services utilizing the NGN. As compensation for these services, NTT received 18.6 billion yen in group management and administration revenues for the fiscal year under review (a decrease of 2.5% from the previous fiscal year).

[2] Fundamental research and development activities

To promote the implementation of its new Medium-Term Management Strategy, “Road to Service Creation Business Group,” NTT Group has conducted research and development on basic technologies which will pave the way for the development of the sophisticated networks and new services that will in turn contribute to the creation of a ubiquitous broadband society. Commercialization of the results of research and development was effectively carried out through NTT Group’s comprehensive production system under which research and development achievements are integrated into marketing and planning activities for key business lines. Also, NTT has been actively engaged in research and development on basic technologies for the future and in the global promotion of its technologies.

•	Research and development concerning NGN and fiber-optic access

NTT has conducted research and development and provided technical support to its operating companies in support of the full-scale expansion of service areas for the NGN after its commercialization, including research to enhance the functionality and improve the operational capabilities of the NGN. As for fiber-optic access, among other things, NTT promoted research and development on small-radius, low-friction indoor fiber-optic cables, which are easier to install in pre-existing apartment buildings than conventional fiber-optic cables, contributing to the reduction of installation costs. Moreover, based on the actual results achieved and know how gained through the operation of NGN services on a commercial basis, NTT has been promoting technologies related to the NGN and fiber-optic access abroad, and is actively engaged in the international standardization of advanced technologies.

•	Research and development on services using the NGN

NTT has actively engaged in a wide range of research and development activities targeted at commercializing new services for the NGN. Specifically, it has engaged in research and development on basic technologies for IPTV, a new fiber-optic-based video distribution service, and the results of this research are being used in the commercial services provided by NTT Plala Inc. Additionally, NTT has focused its efforts on the commercialization of SaaS. In this regard, NTT has promoted research and development on the basic technologies required to achieve the commercialization of SaaS products for the NGN that capitalize on the high-security, high-reliability features of the NGN, and has also moved ahead with alliances with domestic and overseas companies relating to the development of SaaS for the NGN infrastructure. Other research and development activities included digital signage, which enables the distribution of advertisements to discrete locations at specified time intervals.

•	Research and development on shared ICT platforms and technologies leading to new commercial opportunities

NTT also engaged in research and development efforts relating to the ICT platform that supports the deployment of services. Among other things, as part of its efforts to develop environmentally-friendly data centers, NTT has been promoting research and development related to environmental technologies that contribute to the reduction of carbon dioxide emission by communication equipment and data centers, such as high-voltage DC feed and fixed oxide fuel batteries. In addition, NTT has engaged in research and development activities and supported the commercialization of technologies leading to new commercial opportunities, such as a new communications technology that exploits the surface electric field of the human body, and a technology that uses parts or fragments of music and video files on the Internet to identify the content of the work.

•	Cutting-edge basic technologies

NTT has also continued to conduct research and development activities on numerous basic technologies that support NTT Group’s continuous development. These efforts include research and development in the following areas: realization of the world’s largest transmission volume and longest transmission distance with a view to developing the technologies required to support the massive-capacity fiber-optic networks of the future; and technologies for the development of ultra power-saving computers including semiconductor devices that perform calculations using minute vibrations and ultracompact, low power consumption optic bit memory.

As a result of these research and development activities, NTT’s total expenditures on research and development during the fiscal year under review were 132.1 billion yen (a decrease of 2.0% from the previous fiscal year), and NTT received basic research and development revenues of 126.9 billion yen (an increase of 0.1% from the previous fiscal year) as compensation for these research and development activities.

[3] Share ownership and exercise of voting rights

NTT exercises its rights as a shareholder based on the principle that each NTT Group company should conduct its business activities in line with NTT Group’s policies and objectives, while maintaining their independence and autonomy. When exercising voting rights as a shareholder at the general shareholders meeting of each NTT Group company held during the fiscal year ended March 31, 2009, NTT determined that the business practices, financial conditions, retained profits, and other conditions during the previous fiscal year (the fiscal year ended March 31, 2008) were appropriate and, accordingly, NTT voted to approve the disposition of unappropriated retained earnings based on proposals from each NTT Group company as well as the election of directors and other matters. As a result, NTT received 199.0 billion yen in dividends (a decrease of 6.6% from the previous fiscal year).

NTT East and NTT West

NTT East and NTT West worked to build solid revenue structures by enhancing and expanding broadband services with a focus on FLET’S Hikari and continued their efforts to raise business efficiency. Their main activities are discussed below.

[1] Fiber-Optic and IP Services

Expansion of NGN Service Areas

The areas in which the FLET’S Hikari Next service is offered were expanded.

•	NTT East: The service area was expanded to major cities in the Tokyo metropolitan district including all 23 wards of Tokyo as well as regional cities that are prefectural capitals.

•	NTT West: The service area was expanded to the 06 area code in Osaka, cabinet ordinance-designated cities, and some cities that are prefectural capitals.

Major Services Launched in the Fiscal Year Under Review

Product or Service	Description
FLET’S television distribution service

The provision of OptiCast’s SKY PerfecTV! Hikari Home Type Wide video distribution service to FLET’S Hikari contract customers began.

The SKY PerfecTV! Hikari facility fees necessary to enjoy the FLET’S television distribution service and SKY PerfecTV! Hikari Home Type Wide were combined and the service was provided as FLET’S TV.

FLET’S Hikari Next Mansion Type Mini Optical Wiring System and other optical wiring systems	Optical wiring systems for multi-unit residences were provided to small-scale multi-unit residences.
Hikari Link series	A lineup of household telecommunications devices for connecting to FLET’S Hikari was created under the name Hikari Link. The first device in the series to go on sale was the SPF-86V Hikari photo frame, which receives photos by email and displays a slide show of those photos.
FLET’S VPN Wide	Corporate customers can use this VPN service to connect to multiple sites using FLET’S Hikari Next.
FLET’S Hikari Next Business Type	A service that uses wide area communication lines with a maximum data transmission speed of approximately 1 Gbps for corporate customers.
Expanded interconnectivity for Optical IP Phone (Hikari Phone) and Hikari Phone Office Type	Hikari Phone and Hikari Phone Office Type can connect to the Navi-Dial service provided by NTT Communications Corporation, with phone numbers starting with 0570.

Major Collaborative Projects with Other Businesses Entered into in the Fiscal Year Under Review

Business Partner	Description
Benesse Corporation	Agreement was reached to collaborate on the provision of safe and comfortable learning environments to middle school students using FLET’S Hikari and the Shinkenzemi Junior High School Course + i communications course, which Benesse offers via the Internet. (NTT East and NTT West)
TOHO Cinemas Ltd. and Kadokawa Cineplex Inc.	Agreement was reached to collaborate on the distribution of movies and other programming via the NGN to encourage the expansion of digital cinema. (NTT East and NTT West)
Cable TV Yamagata Co., Ltd.	Agreement was reached to collaborate on the development of enhanced service offerings in a portion of Yamagata prefecture using Cable TV Yamagata’s broadcasting service and FLET’S Hikari. (NTT East)
Tanita Corporation	Agreement was reached on collaboration concerning next-generation healthcare services that link medical measuring instruments (such as body composition analyzers and sphygmomanometers) having wireless communications functions with Web applications. (NTT East)
Hewlett-Packard Japan Ltd.	Agreement was reached to collaborate on the provision of services using FLET’S Hikari and Snapfish, an online photo printing service provided by Hewlett-Packard Japan. (NTT East)
Business On Line Inc.	Business On Line began providing SaaS accounting services that can perform all processes from accounting book entry to tax filings via a network using the FLET’S Square Server Connection Service connecting servers to NTT West’s FLET’S Square. (NTT West)

[2] Improving Customer Service

Measures were taken to develop and provide a variety of different services so customers can use broadband services with a sense of security.

Main Support Services Launched in the Fiscal Year Under Review

Service	Description
Set-up Service	An at-home service for connecting PCs (up to two) and a home game console (one) to the Internet concurrently with FLET’S Hikari installation. (NTT East)
FLET’S Virus Clear Remote Installation	A service that supports installation of the necessary software when using the FLET’S Virus Clear network security service. (NTT East)
Expansion of Home Network / Support Services	Integrated support services concerning the information devices of customers who use FLET’S Hikari and other optical services were expanded in response to customer requests. (NTT West)
Remote support services	The scope of services was expanded and the content of the services improved with respect to services provided by specialist call center operators concerning the set-up of PCs and other devices connected to FLET’S Hikari and other optical services as well as the set-up of email and other software.
On-site support services (at home)	The scope of services was expanded and the content of the services improved with respect to services provided at the customers’ home or office to connect a PC and/or game console at home to the Internet when FLET’S Hikari and other optical services are started.
Agent Services	Began providing an integrated service for performing all repairs for any device connected to NTT West lines, including the products of other companies. (NTT West)

[3] Review of Business Operating Structures

•	116 call centers increased efficiency by concentrating bases, mainly in regional districts, and outsourcing operations to group companies. (NTT East)

•

116 call centers installed automated voice recognition systems to provide voice guidance in response to customer requests and inquiries, directing calls to specialized operators and increasing call intake efficiency. (NTT West)

•

NTT East and NTT Facilities, Inc. jointly established NTT East Properties, Inc. to lease space, mainly office space, to NTT East group companies and increase the use of land owned by NTT East. (NTT East)

•	NTT West established six companies, including NTT West Home Techno Kansai Corporation, to develop and provide one-stop solutions concerning home IT environments. (NTT West)

[4] Retraction Order Issued by the Fair Trade Commission

On July 15, 2008, the Fair Trade Commission issued a retraction order to NTT East and NTT West pursuant to Article 6, Paragraph 1 of the Act against Unjustifiable Premiums and Misleading Representation Concerning Products and Services regarding a series of flyers, newspaper advertisements, leaflets and direct mailings issued by NTT East between March and November of 2007 and a series of flyers in newspapers and direct mailings issued by NTT West between February and August of 2007 to advertise Hikari Phone Services. We deeply regret, and offer our sincere apologies for, any concerns and inconvenience caused to our customers and others. NTT East and NTT West have so far taken measures to correct their advertising, including improvements in response to notices issued by the Fair Trade Commission, and will continue their efforts to present advertising that is clear from the customers’ point of view.

NTT Communications

NTT Communications worked to provide corporate customers with ICT solutions for their management issues, expand its consulting business, and offer high value-added services tailored to customer requests. For individual customers, NTT Communications also provided attractive services tailored to diverse lifestyles and customer requests under the “CreativE-Life for Everyone” brand. NTT Communications’ main activities were as follows.

[1] Development of Services for Corporate Customers

While the corporate business environment is rapidly changing and companies are consolidating their core business activities to increase their competitiveness and improve their ability to respond to changes in the business environment in a flexible manner, in areas where customer demands are high, such as outsourcing and information security, NTT Communications took measures to establish globally competitive operations and provide integrated and high value-added solutions tailored to customers’ business categories and formats to help solve customer management issues.

Main Services Launched in the Fiscal Year Under Review

Service	Description
BizCITY	The BizCITY brand was launched based on the idea of “creating an ICT environment that enables business people to work safely and conveniently from anywhere, anytime.” BizCITY provides an integrated and coordinated line-up of advanced services from mobile networks to system outsourcing and SaaS applications tailored to customer needs.
BizCITY for SaaS Provider	This service allows application businesses to quickly and easily provide more stable SaaS and ASP services under an environment linked directly to NTT Communications’ VPN services.
Secure ICT over VPN	SaaS type services that can be used with VPN services for corporate clients were launched. An extensive offering of services including Web mail and groupware services matching customers’ needs has been prepared.
Gigastream Premium Ether	A high-quality, high-reliability, next-generation leased line service. Increased ease of maintenance and convenience for a leased line and introduced Japan’s first bandwidth guarantee SLA (service level assurance) system.
One-Stop Management Service	Integrated monitoring service from the network to customer-installed hardware, providing failure detection and notification, and recovery services for corporate customers that use data communications services.
Arcstar IP-VPN IPv6 Dual	Japan’s first fully IPv6-compatible IP-VPN service that uses multi-protocol label switching (MPLS). Both the IPv4 and IPv6 protocols can be used on a single line, making it possible to maintain an existing IPv4 environment; installation of a separate IPv6 compatible line is not required, allowing simple and low-cost use of IPv6.
Security Log Management Service	An integrated 24-hour, 365-day monitoring, operating and management service, in Japan and overseas for the security device logs of customers who use “Arcstar IP-VPN” or “Group-VPN”.
Email Monitoring and Archive Service	New email security services that perform filtering on received and sent email and automatically store emails were introduced as part of a new lineup of “OCN Email Gateway Services,” an SaaS email security countermeasure for corporate clients.

[2] Development of Global Business

In response to the demands of Japanese and multinational corporations for seamless and high-quality services in Japan and other countries, NTT Communications worked to provide high value-added total ICT solutions that combine network integration with data center, security, and server management services.

Main Activities during the Fiscal Year Under Review

•	Expansion of the data center business

-	In Hong Kong, the floor area of the Tai Po Data Center, which has been providing data center services, was increased.

-	Agreement was reached with China Telecom Shanghai, a subsidiary of China Telecom Group, to establish the Yuanqu Data Center in Shanghai, and the data center began its operation.

•	Network expansion

-	Operation of a new communications route between Japan and Europe (the HSCS route) was started using an optical submarine cable between Japan and Russia (the Hokkaido-Sakhalin Cable System; HSCS) in collaboration with TransTeleCom Company CJSC, Russia’s largest telecommunication carrier.

•	Business site development

-	To support business development by customers, a new branch of NTT Communications’ subsidiary in India, NTT Communications India Private Limited, was established in Chennai, and NTT Communication Russia LLC, a local subsidiary, was established in Russia. Efforts were made to enhance the provision of ICT solutions.

[3] Development of Services for Individual Customers

With respect to telephone services, NTT Communications continued to respond to its customers’ diverse demands through services such as PL@TINUM LINE and SEKAIWARI, while providing new services customized for diverse lifestyles in the upper-layer business field with a focus on OCN.

Main Activities during the Fiscal Year under Review

•	Increased number of OCN members

-

In addition to conducting sales promotion activities with an emphasis on optical services such as OCN Hikari with FLET’S, NTT Communications provided diverse services designed to meet customers’ demands such as the launch of high-speed mobile connectivity services. As a result of these activities, the number of OCN members surpassed 7 million in June 2008. The company is also taking measures that take environmental preservation into consideration such as making internet distribution of bills in place of traditional paper bills.

•	New business that takes advantage of the characteristics of 050 IP telephony

-

With respect to the 050 Anshin Number service, an incoming call and forwarding service that protects privacy, NTT Communications expanded the terms and conditions of the service to allow use by customers other than OCN members, and launched the 050 Business Dial service, which allows use of 050 numbers for a company’s reception number, and worked to provide new added value for 050 IP telephony.

•	Enhanced Hikari TV service menu

-

With regard to Hikari TV services provided by NTT Plala Inc., development of a variety of services such as the NGN IP retransmission of terrestrial digital broadcasts, NHK on-demand services and expansion of high-definition programming resulted in the number of Hikari TV members surpassing 500,000 in March 2009.

•	Development of new collaborative services for mobile phones and PCs

-

NTT Resonant Inc. collaborated with NTT DOCOMO to commence group integration, including the development of seamless services that take advantage of the characteristics of both mobile phones and PCs and the enhancement of search functions on the iMenu® site.

NTT DATA

In pursuit of being “number one in customer satisfaction”, NTT DATA implemented medium-term management policies including marketing reforms and development process reforms. NTT DATA also engaged in vigorous marketing activities and promoted the development of efficient systems geared towards obtaining orders for new systems and launching new services, while continuing to provide stable services for existing systems. NTT DATA’s main activities are discussed below.

[1] Management Policies

Marketing Reforms

•	Appointed Solution Representatives (SRs) who oversee all software and service marketing activities, and implemented other product marketing reforms.

•

Analyzed the results of customer satisfaction surveys and improvement actions, internally shared information concerning case studies that can serve as models to improve customer satisfaction and laterally spread knowledge and expertise.

Development Process Reforms

•

Six SI companies including NTT DATA established a study group to visualize customer requests with respect to information system platforms from the customer’s perspective, identified nonfunctional requests that were difficult to visualize and understand in the past and systematically organized them into a list of system platform request items.

•

Introduced Axure RP, Axure Software Solutions, Inc.’s tool for easily creating system screen prototypes, and developed methods for accurately identifying customer requests including system ease-of-use.

Efficient Group Management

Merged four development subsidiaries that mainly focus on system development for the public sector to form NTT DATA i Corporation in an effort to reinforce the development infrastructure through the integration and consolidation of development resources and expertise.

Established a Group Shared Service Center (G-SSC) within NTT DATA Management Service Corporation as the “Shared Service Operational Headquarters” to increase management and operational efficiency throughout the NTT DATA group.

Dissolved NTT DATA GC Corporation and took other measures to withdraw from unprofitable businesses and shift human and material resources to highly profitable businesses in order to raise profitability.

Growth Engines

In the healthcare business field, NTT DATA launched the “Receipt Online Connection Service”, which allows medical institutions, pharmacies, and other establishments to use existing Internet environments for submitting medical bills online to health insurance agencies.

In the embedded software business field, NTT DATA obtained management rights to Panasonic MSE Co., Ltd. from its parent, Panasonic Mobile Communications Co., Ltd., and launched NTT DATA MSE Corporation.

Human Resource Development

Moved forward with the expansion and use of professional CDP* certification; professional staff and others that can utilize high-level specialized skills for planning and implementation are certified as project managers, technical specialists and marketing personnel.

* Professional CDP (Career Development Program) is a certification system that defines the type of human resources that NTT DATA seeks, sets skill levels by stages, and certifies the specialization skills of individual employees according to their knowledge, experience, and technical skills. The system enables employees to become objectively aware of their own skill levels and accumulate experience and grow through work and training based on awareness of their career path, linking corporate growth with employee growth.

[2] Status of Business Activity Measures

Public Sector

•

Received an order from Nippon Automated Cargo and Port Consolidated System, Inc. for construction, hardware leasing, technical maintenance and operation support services for a next-generation customs information processing system (next-generation NAACS) and a trade management subsystem, and began fulfilling such order.

•	Received an order from the National Tax Administration Agency for the “Financing of Additional Hardware Relating to Fiscal Year 2008 Electronic National Tax Filing and Payment System”.

Financial Sector

•

Encouraged the use of the Regional Bank Integrated Services Center, a shared system for financial institutions, to expand use of the NTT DATA Standard Banking System (BeSTA), and began providing services to The Fukui Bank, Ltd. As a result, a total of 22 regional banks and 13 workers’ credit unions have decided to use BeSTA.

•

Concluded a capital and business alliance agreement with XNET Corporation, a major business service provider in the field of solutions for capital markets, and XNET became a consolidated subsidiary of NTT DATA.

Corporate Customers

•

Reached an agreement with Sumitomo Mitsui Financial Group, the Japan Research Institute, Limited (JRI) and JRI Solutions, Limited on a broad-ranging business and capital partnership between NTT DATA and JRI Solutions, Limited in the IT services field, and JRI Solutions, Limited made a new start as an NTT DATA consolidated subsidiary under the name JSOL Corporation.

•	Launched the SmarP SaaS solution for supporting corporate sales promotion activities.

Development of Global Business

•	NTT DATA established capital tie-ups with local SI businesses to expand its business base in Europe.

•

NTT DATA acquired from Germany’s BMW AG the management right of Cirquent GmbH, a German IT consulting company, advanced a tie-up with its German subsidiary, itelligence AG, and began providing a wider range of services to customers.

NTT DOCOMO

NTT DOCOMO took measures to raise its competitiveness even further by conducting reviews from the customer’s perspective, enhancing service charge rates, developing new series of handset models, introducing new services, and raising network quality. NTT DOCOMO also continued its efforts to firmly establish new business models tailored to changes in the market environment, including the new discount services and handset purchase methods that were introduced during the previous fiscal year. NTT DOCOMO’s main activities are discussed below.

[1] Enhancement of Service Charge Rates and Establishment of New Handset Sales Models

•

Pake Hodai Double, a new flat-rate packet service, was introduced to enable customers to use the abundant content and applications that are unique to the FOMA services with even greater ease and sense of security.

•	Under the new purchase method that allows customers to choose from two rate plans according to their preferences, the Value Course accounted for more than 90% of sales.

-	Value Course: Although the cost of purchasing a handset is greater than before, application of a new low monthly rate Value Plan allows payment for the handset in installments.

-	Basic Course: The conventional rate plan applies, and the handset purchase fee is discounted conditioned on continuous use of the same handset for two years.

[2] Introduction of New Handset Series

•	NTT DOCOMO updated its four handset series in November 2008 to allow customers to select handsets according to their personal preference and lifestyle.

Series	Features
docomo STYLE series	Fashionable mobile phones from which every customer can surely find their own style to suit his or her particular preference. The highly fashionable STYLE series features a wide range of designs and colors.
docomo PRIME series	Next-generation entertainment mobile phones that are ahead of their time for total enjoyment. The PRIME series features enhanced entertainment functions such as videos and games.
docomo SMART series	Intelligent mobile phones for managing both the professional and private lives of adults. The SMART series is intended for adults who want to maintain balance between their professional and private lives.
docomo PRO series	Digital master mobile phones equipped with state-of-the-art technologies. The PRO series handsets are digital tools with cutting-edge technologies.

[3] Development of International Services

Enhancement of International Roaming Services

•

NTT DOCOMO expanded its lineup of handsets compatible with international roaming. As a result, more than 90% of customers who use an international roaming service during the fiscal year under review were able to access such service with their own mobile phones.

•

NTT DOCOMO launched the new Kaigai Plus Number service, an international roaming service that offers discounts up to 60% for voice communications when using international roaming services in South Korea.

•	A 3G network was created in Hawaii with America’s AT&T Inc. Also, DOCOMO PACIFIC, INC., an NTT DOCOMO subsidiary, began providing 3G services in Guam.

•	The number of countries and territories where international roaming services could be used at the end of the fiscal year under review was as follows.

Voice and short message services:	182
Packet communications services:	138
Video phone services:	49

Capital Alliances with Other Companies

•	NTT DOCOMO invested in TM International (Bangladesh) Limited to develop the mobile phone service business in Bangladesh and acquire new growth opportunities.

•

NTT DOCOMO reached an agreement to form a capital alliance with Tata Sons Limited, the holding company of India’s Tata group, and Tata Teleservices Limited (TTSL), a company in the Tata group, in order to expand its business base and increase revenues in India’s mobile communications market, and invested in TTSL and Tata Teleservices (Maharashtra) Limited, a TTSL affiliate.

[4] Improved Service and After-Sales Service

Main Services Launched in the Fiscal Year Under Review

Service	Description
Home U	A service that enables customers to use high-speed packet communications and IP telephony using home broadband lines and wireless LAN routers.
Pocket U	A service that enables customers to easily view videos, music, pictures and documents stored on a home PC even when away from home.
i-concier

Delivers timely information regarding a customer’s pre-registered locations, interests, and preferences using suitable delivery methods, and automatically updates schedule and ToruCa data stored on the mobile phone.

DOCOMO Community	A communication service for sharing photos, diaries, and memos with friends and family. Registration is completed simply by entering a nickname and date of birth.
Blackberry Internet Service	This service provides easy Internet access for Blackberry® users without the need to install special systems such as dedicated servers.*

*	Blackberry® is the registered trademark of Research In Motion Limited.

Main After-Sales Services Launched in the Fiscal Year Under Review

•

NTT DOCOMO began performing on-site surveys within 48 hours, in principle, after NTT DOCOMO responds to a request from a customer in order to respond more promptly to requests for service area improvements.

•

A continuous use period was added to the conditions for determining membership stages in the docomo Premier Club, a membership service provided to NTT DOCOMO group mobile phone subscribers, and services to long-term customers were enhanced, including by raising the maximum number of “docomo points” that can be obtained.

•

NTT DOCOMO began providing a mobile phone data recovery service that recovers contact and other information from mobile phones that no longer work because of water damage and that sends the information to the customer on a CD.

[5] Expansion of the Credit Business

•	DCMX credit service

-	Efforts were made to expand the use of this service by increasing the number of shops where “docomo points” can be obtained and opening the “DCMX docomo Point Mall” website.

-	DCMX (iD) Coupons that can be used to pay for a portion of purchased items when using DCMX (iD) and DCMX mini were launched and efforts were directed towards service improvement.

•	Expansion of the iD Credit Brand

-	DOCOMO moved ahead with the installation of scanners in shops prioritizing those that are closely involved in customers’ daily lives.

-	To promote use, scanners were also installed in shops in Guam and China, the first overseas installation of Japanese non-contact IC electronic money.

2. External Financing and Capital Investment of NTT Group

(1) External Financing

NTT Group raised capital for capital investment and other purposes in the form of long-term funding in the amount of 907.6 billion yen.

The details of long-term funding are as follows :

Category	Amount (billion yen)	Remarks
Bonds and notes	653.6	NTT straight bonds: 200 billion yen NTT DOCOMO domestic straight bonds: 240.0 billion yen NTT DATA domestic straight bonds: 150.0 billion yen
Long-term borrowings from banks	254.0

Total	907.6

Moreover, NTT raised 354.5 billion yen from long-term borrowings from banks for loans to be used for capital investment by NTT East, NTT West, and NTT Communications.

(2) Capital Investment

NTT Group made a total of 2,145.1 billion yen in consolidated capital investments (an increase of 0.8% from the previous fiscal year), expanding the NGN service area as well as responding to customer demands for services such as FLET’S Hikari and FOMA.

Capital investments by NTT and its main subsidiaries were as follows :

Company	Capital Investment (billion yen)
Nippon Telegraph and Telephone Corporation	45.0
Nippon Telegraph and Telephone East Corporation	469.0
Nippon Telegraph and Telephone West Corporation	378.2
NTT Communications Corporation	112.8
NTT DATA Corporation (consolidated)	180.0
NTT DoCoMo, Inc. (consolidated)	737.6

3. Issues Facing NTT Group

Future Outlook of Business Environment

As the global economic recession becomes protracted, the Japanese economy continues to experience a rapid downturn. Although there are signs that the decline in production resulting from prior excess inventory has bottomed out and the economic stimulus policies of various national governments are expected to have some ameliorative effect, the risk of further economic decline is still apparent in the decline in personal consumption due to deterioration of employment, the prolongation of the economic recession and other factors. As a result, it is expected that the economy will continue to worsen.

It is also anticipated that the information and telecommunications fields will continue to be affected by the decline in personal consumption and limited capital investment by businesses. At the same time, the ongoing shift to the use of IP networks, the expansion of ubiquitous broadband services and the integration of fixed-line and mobile communications and of communications and broadcasting services as well as the resulting diversification of consumer preferences will give rise to increasingly fierce competition in those fields.

Business Development under the “Road to Service Creation Business Group” Medium-Term Management Strategy

It is under this extremely harsh business climate that NTT Group will create and deploy broadband and ubiquitous services using full IP network infrastructure in response to consumer preferences, pursuant to the Medium-Term Management Strategy, “Road to Service Creation Business Group” adopted in May 2008. Specific actions will include the expansion of business in the four areas of strategic growth discussed below, transformation of the group’s business structure to focus on IP business and solutions, and raising the percentage of consolidated sales revenues from IP business and solutions, which accounted for a little less than 60% in the consolidated fiscal year under review.

[1] Expansion of NGN and 3G Services

NTT Group is working to expand network services, including NGN and 3G services, and to expand upper layer businesses.

In the fixed-line communications markets, NTT Group will work to further expand the NGN coverage area and to develop and provide a wide range of services that take advantage of the unique characteristics of fiber-optic and NGN access such as video distribution, ISP services, and portals. In developing and commercializing services that use the NGN, NTT Group is using the Next-Generation Services Joint Development Forum and other such bodies to jointly create services with various partners, with a focus on educational fields.

In the mobile communications market, NTT Group is personalizing services and functions according to customer lifestyles and preferences and is promoting mobile broadband using the “Long Term Evolution” standard (LTE). Further, as the market enters maturity, NTT Group is taking measures to strengthen relationships with existing customers as well as to develop new markets and provide more convenient and appealing services.

[2] Expansion of the Solutions Business

NTT Group will continue its efforts to bolster marketing and development capabilities and to provide high value-added solutions for corporate customers tailored to their industries and business categories to further raise their productivity. The entire group is working together to be a partner to our customers by providing a wide range of solutions such as SaaS and is continuing its proactive measures to acquire external resources, technologies, and industry know-how.

[3] Development of Business in New Fields

In addition to conducting business in the environment, energy, and real estate fields, NTT Group will promote new businesses by using the results of its research and development. Environment and energy-related businesses include the construction and operation of highly-reliable, low-energy data centers and the construction of environmentally-friendly buildings with a focus on minimizing environmental impact.

[4] Development of Global Business

NTT Group will continue to use the comprehensive strengths of the entire group to expand its business. NTT Group will expand its ICT service lineup, service areas, and data centers and develop the mobile communications business in growth markets by expanding international roaming services and forming tie-ups with telecommunications carriers in emerging countries in which NTT Group has invested. Through these measures, NTT Group will reinforce its overseas customer bases and abilities to provide services.

In addition to expanding business in the four areas discussed above, NTT Group will continue its efforts to raise business efficiency by reviewing business processes throughout the group, consolidating business sites, and outsourcing operations.

With respect to the global environment, a topic that has become a major issue for businesses around the world, the entire group will implement policies under the “Green NTT” banner to encourage the generation and use of electricity from natural sources. NTT Group will also reinforce its measures for the prevention of global warming, such as pursuing the installation of high energy efficiency equipment.

Actions as Holding Company for NTT Group

To carry out these measures and policies, NTT will conduct group management by using the benefits of its holding company structure, including the dynamic and flexible allocation of management resources and integrated fundamental research and development. NTT will also provide necessary advice, intermediary services, efficient capital procurement, and other services to individual NTT Group companies.

With respect to research and development, NTT will work to create the fundamental technologies which will pave the way for the development of the sophisticated networks and new services that will in turn contribute to the development of a social infrastructure based on safe, secure and convenient broadband and ubiquitous services. NTT will collaborate closely with NTT Group companies and conduct development geared towards practical application to ensure that research and development results are steadily reflected in its business. NTT will work to disseminate the results of fundamental research and development and energetically participate in activities for the overseas transfer of NGN technologies, international standardization activities, and research and development with other research institutions.

NTT Group will continue its efforts to create abundant communications environments through the provision of broadband and ubiquitous services, increase the efficiency of business activities, create new business opportunities, contribute to solutions to a wide range of societal issues such as low birth rates, the aging of the population and various environmental problems, and to maximize group corporate value.

<Glossary of Terms>

Explanations of specialist terminology contained in the text are given below.

•	ASP

Refers to service providers who offer applications via the Internet as well as the services offered by such service providers.

•	Broadband

High-speed, high-capacity communications.

•	Data Center

A facility for housing servers and other information system hardware belonging to customers and providing operational and management services including Internet connectivity.

•	Digital Signage

Electronic signs that use information and communications technology to display content in an appropriate manner on advertising displays and other media in locations other than homes.

•	FLET’S Hikari

NTT Group’s optical access service. In this report, it refers collectively to B FLET’S and FLET’ S Hikari Next provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, and FLET’S Hikari Next provided by NTT West.

•	FLET’S Hikari Next

An optical service provided by NTT East and NTT West that uses NGN.

•	FOMA

A third-generation mobile communications service offered by NTT DOCOMO.

•	International Roaming

A service allowing mobile numbers and email addresses used in Japan to be used as-is in overseas service areas.

•	High Voltage DC Power Supply

Conventional power supply is alternating current, but by using direct current, the number of times the power must be converted can be reduced, supply efficiency can be increased, and reliability can be increased by connecting directly to storage cells. Also, using high voltage means that power cables can be made thinner, which makes installation easier and reduces costs.

•	Hikari TV

An IP television service provided by NTT Plala Inc.

•	ICT

Information and communication technology.

•	iMenu

A portal site that is initially displayed when connecting to i-mode. iMenu provides information about a variety of i-mode services.

•	IP (Internet Protocol)

A standard communications protocol used for communications over the Internet.

•	IPTV (Internet Protocol Television)

A service for distributing television and video programming using an IP network.

•	LTE (Long Term Evolution)

A next-generation mobile communications standard that offers even higher speeds. The standard prompted as “Super 3G” by NTT DOCOMO.

•	M&A (Mergers and Acquisitions)

Acquisition/takeover of a business.

•	MPLS (Multi-Protocol Label Switching)

A technology for determining the destination of data by reference only to a mark, known as a “label”, that is attached to transmitted data.

•	MVNO (Mobile Virtual Network Operator)

A company that provides mobile phone services using the communications infrastructure of other companies.

•	Next-Generation Network (NGN)

Next-generation communications network that provide the reliability and stability of conventional telephone networks while offering the flexibility and economies of IP networks.

•	Optical Access Services

Super high-speed Internet connection services that provide high speed uplink and downlink connectivity using fiber optics.

•	Optical Bit Memory

Memory that processes optical signals. This technology is essential for taking advantage of the properties of light such as high speed and low power consumption on high-speed networks that employ optical fiber.

•	Optical IP Telephony

A low-cost telephone service that uses IP networks equipped with optical fiber. NTT East and NTT West offer optical IP telephony services such as Hikari Phone.

•	Outsourcing

Complete entrustment of work to outside specialist businesses.

•	Portal

A web site that users initially access when connecting to information networks and serves as an entrance to the internet.

•	SaaS (Software as a Service)

A service that provides software via networks.

•	SI (System Integration)

The linking together of devices such as computers and internal switchboards to provide services such as the construction, operation, and maintenance of information systems needed by customers in a single package.

•	Solid Oxide Fuel Cell

A fuel cell that uses a solid oxide as an electrolyte. It is expected that when put into practical use, such fuel cells will have the highest power generation efficiency.

•	Solutions

Identifying issues that customers are facing and providing systems and other means that are capable of resolving them.

•	ToruCa

A service for downloading to a mobile phone coupons and other materials that until now have been distributed at stores on paper.

•	Ubiquitous

The ability to connect to an information network such as the Internet at any time and from any location.

•	Upper Layer Businesses

Businesses that provide internet connectivity, video distribution, and other services on IP networks and businesses that provide service platforms necessary for these services such as searches, distribution, and proxy fee collection.

•	VPN

A communications service for creating a virtual private network on a network for exclusive use by specified parties that third parties cannot access.

•	050 IP Phone

A low-cost telephone service that uses IP networks and whose telephone numbers begin with “050”.

•	3G

Third-generation mobile communications services.

Consolidated and Non-consolidated financial results

Fiscal years ended March 31

Consolidated financial results Non-consolidated financial results

Note:	1.	Figures for consolidated financial results are rounded off to the nearest one hundred million yen, while figures for non-consolidated results are rounded down to the nearest one hundred million yen.
	2.	The equity method was applied retroactively to past years pursuant to U.S. Generally Accepted Accounting Principles for affiliates that newly become subject to application of the equity method because of the additional acquisition of shares in the 23rd fiscal year (the fiscal year ended March 31, 2008). In accordance therewith, the figures for NTT Group net income for the 21st fiscal year (the fiscal year ended March 31, 2006) and the 22nd fiscal year (the fiscal year ended March 31, 2007) are the figures after retroactive application of the equity method,

Operating Results

Note:	1.	Number of Hikari Phone subscribers is calculated by thousand channels.

	2.	Number of communication module service subscribers is included in the number of cellular subscribers.

	3.	From March 3, 2008 onward, another FOMA subscription is a prerequisite for the application of the 2 in 1 principle, and those FOMA subscription are included in the number of FOMA subscribers.

	4.	Number of Telephone Subscriber is the total of individual lines and central station lines. (Subscriber Telephone Light Plan is included).

	5.	Number of ISDN subscribers is the total of INS-Net 64 (including INS-Net 64 and INS-Net 64 Lite Plan) and INS-Net 1500. In terms of number of channels, transmission and line use rate (base rate), INS-Net 1500 is in all cases approximately ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

4. Changes in Assets and Income of NTT Group and NTT Corporation

(1) Changes in Consolidated Assets and Consolidated Income of NTT Group

	21st fiscal year, ended March 31, 2006	22nd fiscal year, ended March 31, 2007	23rd fiscal year, ended March 31, 2008	24th fiscal year, ended March 31, 2009
Operating revenues (billion yen)	10,741.1	10,760.6	10,680.9	10,416.3
Income before income taxes (billion yen)	1,302.1	1,132.7	1,322.3	1,105.2
Net income (billion yen)	503.1	481.4	635.2	538.7
Net income per share (yen)	35,145.88	34,829.32	46,107.27	400.41
Total assets (billion yen)	18,820.2	18,291.1	18,518.8	18,796.4
Net assets (billion yen)	6,734.4	7,120.8	7,410.8	7,298.1
Net assets per share (yen)	487,226.86	515,263.28	543,361.19	5,515.18

Notes:	1.	The consolidated financial statements of NTT Group are prepared in accordance with U.S. Generally Accepted Accounting Principles.

	2.	Net income per share is calculated based on the average number of shares outstanding during the fiscal year. Net assets per share is calculated based on the number of shares outstanding at the end of the fiscal year.

	3.	On January 4, 2009, NTT carried out a 100-for-1 stock split. “Net income per share” for the 24th fiscal year is calculated on the assumption that such stock split took place at the beginning of the fiscal year (April 1, 2008).

	4.	The equity method was applied retroactively to past years pursuant to U.S. Generally Accepted Accounting Principles for affiliates that newly become subject to application of the equity method because of the additional acquisition of shares in the 23rd fiscal year (the fiscal year ended March 31, 2008). In accordance therewith, the figures for NTT Group assets and income from the 21st fiscal year and the 22nd fiscal year are the figures after retroactive application of the equity method. Please see the consolidated note charts.

	5.	Net assets does not include minority interests in consolidated subsidiaries.

•

In the 21st fiscal year, although NTT DATA posted higher revenues as a result of stronger competitiveness in system integration services and NTT Communications recorded higher revenues due to an expansion of IP services, NTT East and NTT West experienced continuing declines in revenues because of the shrinking fixed-line telephone market and NTT DOCOMO posted lower revenues because of fierce competition in services. As a result, consolidated operating revenues were 10,741.1 billion yen, consolidated income before taxes was 1,302.1 billion yen, and consolidated net income was 503.1 billion yen.

•

In the 22nd fiscal year, although revenues for NTT East and NTT West continued to decline because of such factors as the decrease in the number of fixed-line telephone subscriptions, because NTT DATA and NTT Communications posted higher revenues due to an increase in system integration revenues, consolidated operating revenues were 10,760.6 billion yen, consolidated income before taxes was 1,132.7 billion yen, and consolidated net income was 481.4 billion yen.

•

In the 23rd fiscal year, although IP-related revenues from FLET’S Hikari and FOMA and system integration revenues increased, factors including a decline in voice-communication related revenues resulted in consolidated operating revenues of 10,680.9 billion yen, consolidated income before taxes of 1,322.3 billion yen, and consolidated net income of 635.2 billion yen.

(2) Changes in Non-Consolidated Assets and Non-Consolidated Income of NTT

	21st fiscal year, ended March 31, 2006	22nd fiscal year, ended March 31, 2007	23rd fiscal year, ended March 31, 2008	24th fiscal year, ended March 31, 2009
Operating revenues (billion yen)	339.3	359.9	375.7	363.7
Recurring profit (billion yen)	171.9	206.2	217.7	196.4
Net income (billion yen)	394.0	189.3	195.8	195.9
Net income per share (yen)	27,520.99	13,703.94	14,215.97	145.68
Total assets (billion yen)	8,188.8	8,061.3	7,669.1	7,505.0
Net assets (billion yen)	4,946.4	5,035.6	5,015.3	4,868.3
Net assets per share (yen)	357,869.26	364,381.77	367,725.11	3,679.01

Notes:	1.	The non-consolidated financial statements of the NTT are prepared in accordance with Japanese Generally Accepted Accounting Principles.

	2.	Net income per share is calculated based on the average number of shares outstanding during the fiscal year. Net assets per share is calculated based on the number of shares outstanding at the end of the fiscal year.

	3.	On January 4, 2009, we carried out a 100-for-1 stock split. “Net income per share” for the 24th fiscal year was calculated on the assumption that the stock split took place at the beginning of the fiscal year.

•

In the 21st fiscal year, NTT formulated its Next-Generation Network Construction Process Table for carrying out its medium-term management strategy and the NTT Group Medium-Term Management Strategy Implementation regarding the deployment of broadband and ubiquitous services. As a result, operating revenues were 339.3 billion yen, recurring profit was 171.9 billion yen, and net income was 394.0 billion yen.

•

In the 22nd fiscal year, NTT reviewed upper layer services and structures involved in dealing with enterprise customers with the aim of carrying out its medium-term management strategy. As a result, operating revenues were 359.9 billion yen, recurring profit was 206.2 billion yen, and net income was 189.3 billion yen.

•

In the 23rd fiscal year, NTT launched the Next-Generation Services Joint-Development Forum and created support structures to promote the expansion and widespread use of services that use the NGN provided by NTT Group companies. As a result, operating revenues were 375.7 billion yen, recurring profit was 217.7 billion yen, and net income was 195.8 billion yen.

5. Main Businesses of the NTT Group

The main businesses of the NTT Group are as follows:

Company	Main Businesses

Nippon Telegraph and Telephone Corporation	Ownership of shares and exercise of rights as shareholder of Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, NTT Communications Corporation and other NTT Group companies, offering intermediary advice, and other support to NTT Group companies, research into fundamental telecommunications technologies, and the exploration, realization and execution of new business development.

Nippon Telegraph and Telephone East Corporation	Regional telecommunications operations business in the eastern part of Japan.

Nippon Telegraph and Telephone West Corporation	Regional telecommunications operations business in the western part of Japan.

NTT Communications Corporation	Inter-prefectural and international telecommunications services business, Internet-related services business.

NTT DATA Corporation	Data communications systems service business and network system service business.

NTT DoCoMo, Inc.	Mobile phone business.

6. Principal Locations of the Group

Nippon Telegraph and Telephone Corporation	Head office 3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo

R&D facilities Laboratory Groups
	[ Cyber Communications Laboratory Group (Kanagawa)	]
Information Sharing Laboratory Group (Tokyo)
Science & Core Technology Laboratory Group (Kanagawa)
Total number of laboratories: 12

Nippon Telegraph and Telephone East Corporation	19-2, Nishi-shinjuku 3-chome, Shinjuku-ku, Tokyo
Nippon Telegraph and Telephone West Corporation	3-15, Banba-cho, Chuo-ku, Osaka
NTT Communications Corporation	1-6, Uchisaiwaicho 1-chome, Chiyoda-ku, Tokyo
NTT DATA Corporation	3-3, Toyosu 3-chome, Koto-ku, Tokyo
NTT DoCoMo, Inc.	11-1, Nagatacho 2-chome, Chiyoda-ku, Tokyo

7. NTT Group Employment

(1) Number of employees in the NTT Group: 196,296 (an increase of 2,465 from the end of the previous fiscal year)

(2) Number of employees of NTT and its principal subsidiaries

Company	Number of Employees
Nippon Telegraph and Telephone Corporation	2,875
Nippon Telegraph and Telephone East Corporation	5,773
Nippon Telegraph and Telephone West Corporation	5,718
NTT Communications Corporation	8,360
NTT DATA Corporation (Consolidated)	31,739
NTT DoCoMo, Inc. (Consolidated)	21,831

Note:	In addition to the employees indicated above, the East regional subsidiaries (consolidated prefectural outsourcing companies (incl. NTT EAST-TOKYOMINAMI), NTT-ME and NTT EAST SOLUTIONS) employ approximately 40,100 persons and the West regional subsidiaries (consolidated regional outsourcing companies (incl. NTT WEST-KANSAI), NTT MARKETING ACT, NTT NEOMEIT and NTT WEST-HOMETECHNO) employ approximately 43,500 persons. The number of employees of subsidiaries includes approximately 1,100 East regional subsidiary employees and approximately 1,150 West regional subsidiary employees who retired at the end of a fiscal year and who were rehired or will be rehired at the beginning of next fiscal year.

8. Principal Subsidiaries

Company	Capitalization	NTT’ s equity ownership percentage (%)	Main business activities
Nippon Telegraph and Telephone East Corporation	JP¥335,000 million	100.0	As described under “5. Main Businesses of the NTT Group”
Nippon Telegraph and Telephone West Corporation	JP¥312,000 million	100.0	As described under “5. Main Businesses of the NTT Group”
NTT Communications Corporation	JP¥211,763 million	100.0	As described under “5. Main Businesses of the NTT Group”
NTT DATA Corporation	JP¥142,520 million	54.2	As described under “5. Main Businesses of the NTT Group”
NTT DoCoMo, Inc.	JP¥949,679 million	66.2	As described under “5. Main Businesses of the NTT Group”
Verio Inc.	US$7,495.11 million	0 (100)	Provision of Internet solution services in North America
NTT America, Inc.	US$927.75 million	0 (100)	Provision of Arcstar services in North America
NTT Urban Development Co.	JP¥48,760 million	67.3	Real estate leasing and sale
NTT DATA EUROPE GmbH & Co. KG	EU€282.12 million	0 (100)	Management of European subsidiaries
NTT Resonant Inc.	JP¥25,000 million	0 (100)	Development and provision of video communications services, development and provision of broadband portal services
NTT EUROPE LTD.	UK£143.43 million	0 (100)	Provision of Arcstar services in Europe
DOCOMO interTouch Pte. Ltd.	US$216.00 million	0 (100)	High-speed internet connection business for hotels
NTT Comware Corporation	JP¥20,000 million	100	Development, production, operation and maintenance of information communications systems and software
NTT FINANCE CORPORATION	JP¥16,770 million	91.1 (8.2)	Leasing and installment sales of various movable properties such as communications equipment
NTT AUSTRALIA PTY. LTD.	AU$218.73 million	0 (100)	Provision of Arcstar services in Australia
NTT Facilities, Inc.	JP¥12,400 million	100	Design, management, and maintenance of buildings, equipment, and electric power facilities
NTT Plala Inc.	JP¥12,321 million	0 (75.0)	Internet connection and video delivery services

Notes:	1.	The equity ownership percentages are calculated exclusive of the number of treasury stock each company owns. The figures in parentheses represent the equity ownership percentages of NTT’s subsidiaries.

	2.	NTT has 479 consolidated subsidiaries including those above, and 84 companies are accounted for by the equity method.

	3.	NTT’ s equity ownership percentage of NTT DOCOMO increased from 64.8% to 66.2% as a result of the buy-back of 868,120 shares by NTT DOCOMO.

	4.	Starting in the fiscal year under review, NTT FINANCE CORPORATION and NTT Plala Inc. are included among principal subsidiaries.

	5.	Verio Inc., NTT America, Inc., NTT DATA EUROPE GmbH & Co. KG, NTT Resonant Inc., and NTT EUROPE LTD. increased their capital through private placements of shares and other means.

	6.	NTT DoCoMo Kansai, Inc., NTT DoCoMo Tokai, Inc., NTT DoCoMo Kyushu, Inc., NTT DoCoMo Hokkaido, Inc., NTT DoCoMo Tohoku, Inc., and NTT DoCoMo Chugoku, Inc., which until the last fiscal year were included among subsidiaries, merged with NTT DOCOMO as the surviving company and accordingly are no longer included.

9. Acquisitions by NTT Group of Shares of Other Companies

In November 2008, NTT DOCOMO reached an agreement on a capital alliance with Tata Sons Limited, which is the holding company of Tata Group, and its subsidiary, the Indian telecommunications carrier TTSL, to expand business areas in India’s telecommunications market and to increase profits. In March 2009, NTT DOCOMO acquired a 26.47% stake in TTSL for roughly 250.0 billion yen. As a result, TTSL became an affiliate of NTT. In March, 2009, NTT DOCOMO made a tender offer for shares of Tata Teleservices (Maharashtra) Limited (TTML), which is an affiliate of TTSL, acquiring a 12.12% stake in TTML for roughly 11.0 billion yen.

Note: The stakes are calculated based on the total number of outstanding common shares of each company as of March 31, 2009.

10. Principal Lenders and Borrowings Outstanding of NTT Group

Lender	Borrowings Outstanding (billion yen)
Development Bank of Japan Inc.	207.4
Mizuho Corporate Bank, Ltd.	161.6
Nippon Life Insurance Company	144.2
Meiji Yasuda Life Insurance Company	140.0
The Bank of Tokyo-Mitsubishi UFJ, Ltd	139.7
Sumitomo Mitsui Banking Corporation	105.1
Sumitomo Life Insurance Company	89.0
The Dai-ichi Mutual Life Insurance Company	81.2
National Mutual Insurance Federation of Agricultural Cooperatives	72.1
Shinkin Central Bank	57.6

II. Shares and Shareholders

(1)	Total number of shares authorized to be issued by NTT: 6,192,920,900 shares

(2)	Total number of shares issued: 1,574,120,900 shares (including 250,844,167 shares of treasury stock)

(3)	Number of shareholders at end of fiscal year ended March 31, 2009: 1,274,896

(4)	Principal Shareholders

Shareholder	Number of Shares Held (thousand)	Equity Ownership Percentage (%)
The Minister of Finance	530,572	40.10
Japan Trustee Services Bank, Ltd. (Trust Account)	58,315	4.41
Japan Trustee Services Bank (Trust Account 4G)	53,453	4.04
The Master Trust Bank of Japan, Ltd. (Trust Account)	41,142	3.11
Moxley and Company	36,761	2.78
NTT Employee Share-Holding Association	12,559	0.95
The Chase Manhattan Bank, N.A. London SL Omnibus Account	11,398	0.86
State Street Bank and Trust Company	9,702	0.73
State Street Bank and Trust Company 505225	9,653	0.73
Mellon Bank, N.A. as Agent for its Client Mellon Omnibus US Pension	9,505	0.72

Notes:	1.	On January 4, 2009, NTT carried out a 100-for-1 stock split and introduced a unit share system whereby one unit is set at 100 shares.

	2.	Number of Shares Held are rounded off to the nearest thousands.

	3.	NTT’s holdings of 250,844,167 shares of treasury stock are not included in the above figures.

	4.	Equity ownership percentages do not include treasury stock.

III. Corporate Officers

1. Directors and Auditors

Position	Name	Area(s) of responsibility or principal occupation

Director and Chairman	Norio Wada

Representative Director and President	Satoshi Miura	Chief Executive Officer

Representative Directors and Senior Executive Vice Presidents	Noritaka Uji	In charge of technical strategy, Chief Technology Officer, and Chief Information Officer

	Hiroo Unoura	Director of Strategic Business Development Division, in charge of business strategy, and Chief Financial Officer

	Kaoru Kanazawa	In charge of risk management, international standardization, and Chief Compliance Officer

Directors	Kiyoshi Kosaka	Director of General Affairs Department Director, NTT East

	Takashi Hanazawa	Director of Research and Development Planning Department

	Toshio Kobayashi	Director of Finance and Accounting Department

	Yasuyoshi Katayama	Director of Technology Planning Department Director, NTT Comware

	Hiroki Watanabe	Director of Corporate Strategy Planning Department Director, NTT West

	Takashi Imai	Senior Advisor, Honorary Chairman of Nippon Steel Corporation

	Yotaro Kobayashi	Chief Corporate Advisor of the Board, Fuji Xerox Co., Ltd.

Full-time Corporate Auditors	Susumu Fukuzawa

Toshiro Morota

Shunsuke Amiya

Corporate Auditors	Shigeru Iwamoto	Certified Public Accountant

	Toru Motobayashi	Lawyer

Notes:	1.	Mr. Takashi Imai and Mr. Yotaro Kobayashi are outside directors as provided by Article 2, Item 15 of the Corporation Law.

	2.	Mr. Toshiro Morota, Mr. Shigeru Iwamoto, and Mr. Toru Motobayashi are outside corporate auditors as provided in Article 2, Item 16 of the Corporation Law.

	3.	Corporate Auditor Susumu Fukuzawa has experience in NTT’s accounting division and Corporate Auditor Shigeru Iwamoto is a certified public accountant. Both have extensive knowledge concerning finance and accounting matters.

	4.	Director Yotaro Kobayashi retired from his position as Chief Corporate Adviser of the Board to Fuji Xerox Co., Ltd. on March 31, 2009.

	5.	Representative Director and Senior Executive Vice President Tsutomu Ebe and Director and Executive Vice President Shin Hashimoto retired upon the expiration of their terms at the conclusion of the 23rd Ordinary General Meeting of Shareholders held on June 25, 2008.

	6.	Full-time Corporate Auditor Johji Fukada, Corporate Auditor Yasuchika Negoro, and Corporate Auditor Masamichi Tanabe resigned at the conclusion of the 23rd Ordinary General Meeting of Shareholders held on June 25, 2008.

2. Policies Concerning and Total Compensation of Directors and Auditors

(1) Policies

In regard to matters concerning the compensation of directors, in order to improve objectivity and transparency, NTT established the Appointment and Compensation Council, comprised of four directors, including two outside directors, and such matters are decided by the board of directors after deliberation by this council.

Compensation of directors (excluding outside directors) consists of a base salary and a bonus. The base salary is paid monthly on the basis of the scope of each director’s roles and responsibilities. The bonus is paid taking into account NTT’s business results for the current term. Also, directors make monthly contributions of at least a certain amount for the purchase of NTT shares through the Director Shareholders Association, to encourage a medium term perspective. Purchased shares are owned by the directors during their terms of office.

In order to maintain a high level of independence, compensation of outside directors consists of a base salary only, and is not linked to corporate performance.

Compensation of corporate auditors is determined by resolution of the Board of Corporate Auditors and consists of a base salary only, for the same reasons as those cited above with respect to outside directors.

(2) Total compensation of directors and auditors during the fiscal year ended March 31, 2009

Position	Number of Persons	Total Compensation (million yen)
Director	14	553
Corporate Auditor	8	129

Total	22	682

Notes:	1.	Compensation amounts shown above include compensation paid to two directors and three corporate auditors who retired as of the end of the 23rd Ordinary General Meeting of Shareholders held on June 25, 2008.

	2.	Upper limits on total compensation of directors and corporate auditors were set at 750 million yen annually for directors and 200 million yen annually for corporate auditors at the 21st Ordinary General Meeting of Shareholders held on June 28, 2006.

	3.	Total compensation of directors includes 94 million yen in bonuses for the current fiscal year.

	4.	In addition to the above, 15 million yen in compensation was paid to directors who are also employees as bonuses for their service as employees, and 6 million yen in bonuses was paid to three directors who retired as of the end of the 22nd Ordinary General Meeting of Shareholders held on June 28, 2007.

3. Outside Directors and Auditors

(1) Principal concurrent positions of outside directors and auditors

Position	Name	Concurrent Position	Company
Outside Directors	Takashi Imai	Outside director Outside director Outside corporate auditor	Japan Securities Finance Co., Ltd. Nippon Television Network Corporation Nippon Life Insurance Company
	Yotaro Kobayashi	Outside director	Sony Corporation

Outside Corporate Auditors	Shigeru Iwamoto	Commissioner	Central Union of Agricultural Co-operatives

	Toru Motobayashi	Outside director Outside corporate auditor	Hitachi, Ltd. Sumitomo Life Insurance Company

(2) Principal Activities of Outside Directors and Auditors

[1] Attendance at Board of Directors Meetings and Board of Corporate Auditors Meetings

		Board of Directors Meetings		Board of Corporate Auditors Meetings
Position	Name	Number of Meetings Attended	Attendance Rate	Number of Meetings Attended	Attendance Rate
Outside Directors	Takashi Imai	14/14	100%	—	—
	Yotaro Kobayashi	13/14	93%	—	—

Outside Corporate Auditors	Toshiro Morota	11/11	100%	13/13	100%
	Shigeru Iwamoto	14/14	100%	22/22	100%
	Toru Motobayashi	8/11	73%	11/13	85%

Note:	Mr. Toshiro Morota and Mr. Toru Motobayashi assumed the positions of corporate auditors on June 25, 2008.

[2] Statements at Board of Directors and Board of Corporate Auditors Meetings

From his perspective as an industry leader with extensive experience, Director Takashi Imai made comments mainly concerning business planning, group management strategies, international business, and capital procurement.

From his perspective as an industry leader with extensive experience, Director Yotaro Kobayashi made comments mainly concerning the management strategies of NTT Group companies and international business.

Corporate Auditor Toshiro Morota made comments concerning measures for the establishment of internal control systems mainly from the perspective of complying with applicable law and the Articles of Incorporation.

Corporate Auditor Shigeru Iwamoto made comments concerning ties with independent auditors mainly from his professional perspective as a certified public accountant.

Corporate Auditor Toru Motobayashi made comments concerning legal compliance systems mainly from his professional perspective as a lawyer.

(3) Indemnity agreements

NTT has concluded agreements with outside directors and outside corporate auditors to limit their personal liability as provided in Article 423, Paragraph 1 of the Corporation Law in accordance with Article 427, Paragraph 1 of that law. The limitation of liability is the amount permitted by the Corporation Law.

(4) Total compensation of outside directors and auditors during the fiscal year ended March 31, 2009

	Number of directors and auditors	Total Compensation (million yen)
Total compensation of outside directors and auditors	7	91

Notes:	1.	Total amount of compensation for outside directors and outside corporate auditors is included in “2.(2) Total compensation of directors and auditors during the fiscal year ended March 31, 2009.”

	2.	Compensation amounts shown above include compensation paid to two outside corporate auditors who retired as of the end of the 23rd Ordinary General Meeting of Shareholders held on June 25, 2008.

IV. Independent Auditors

(1) Name of independent auditor

KPMG AZSA & Co.

(2) Compensation to independent auditor during the fiscal year ended March 31, 2009

Independent Auditor	Compensation
KPMG AZSA & Co.	¥249 million

Notes:	The audit engagement agreements between NTT and the independent auditor do not distinguish between compensation for audits performed pursuant to the Corporation Law and compensation for audits performed pursuant to the Financial Instruments and Exchange Law, and since it is not practically possible to make such a distinction, the above amounts are total figures for both audits.

(3) Total monetary and other financial benefits payable by NTT and its subsidiaries

Independent Auditor	Amount
KPMG AZSA & Co.	¥2,357 million

Note:	Of NTT’s principal subsidiaries, NTT DATA EUROPE GmbH & Co. KG is audited by KPMG Deutsche Treuhand–Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft; NTT Europe Ltd. is audited by KPMG LLP; DOCOMO interTouch Pte.Ltd. is audited by KPMG; and NTT AUSTRALIA PTY. LTD. is audited by KPMG Australia.

(4) Policies concerning decisions to discharge or not reappoint independent auditor

In the event that the circumstances set forth in any of the items of Article 340, Paragraph 1 of the Corporation Law apply to the independent auditor, the independent auditor may be discharged by a unanimous resolution of the Board of Corporate Auditors.

In addition, if the Board of Directors determines that it would be difficult for the independent auditor to perform proper audits, the Board of Directors may, with the agreement of the Board of Corporate Auditors or upon request from the Board of Corporate Auditors, propose to the Ordinary General Meeting of Shareholders that the independent auditor be discharged or that the independent auditor not be reappointed.

V. Content and Overview of Resolutions Concerning Maintenance of Structures to Ensure the Propriety of NTT’s Business

The Board of Directors has adopted a basic policy for the maintenance of internal control systems for the NTT Group. The contents of such basic policy are set out below.

Basic Policies Concerning the Maintenance of Internal Control Systems

I. Basic Approach on the Maintenance of Internal Control Systems

1.	NTT will maintain a system of internal controls including measures for the prevention and minimization of losses, with the objectives of ensuring compliance with legal requirements, managing risks, and achieving proper and efficient business operations.

2.	NTT has established an Internal Control Office to oversee the establishment and maintenance of internal control rules and systems. The Internal Control Office will evaluate the effectiveness of the internal control system based on audit reviews and audits regarding high risk matters affecting the entire NTT Group, and will implement necessary corrective measures and improvements.

3.	NTT will also take appropriate measures to ensure the reliability of its system of internal controls for financial reporting based on the US Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes-Oxley Act) and the Financial Instruments and Exchange Law.

4.	As the chief executive officer, the president will be responsible for ensuring the establishment, maintenance and operation of the system of internal controls.

II. Development of the Internal Control Systems

1. Systems to ensure that the performance of duties by directors and employees conform with laws and regulations and NTT’s Articles of Incorporation

NTT has implemented the following measures with the objective of ensuring that its business is conducted in compliance with applicable laws and in accordance with high ethical standards:

(1)	Employment rules and regulations require employees to adhere faithfully to applicable laws, regulations and official notices, and to devote all their energies to the performance of their duties so that business activities may be carried out appropriately and effectively.

(2)	NTT adopted the NTT Group Corporate Ethics Charter setting forth specific conduct guidelines concerning corporate ethics for all NTT Group officers and employees.

(3)	A Corporate Ethics Committee chaired by a senior executive vice president was established to clarify the structure of responsibilities for corporate ethics, including developing and promoting corporate ethics within the organization, raising awareness concerning compliance, maintaining corporate discipline, and conducting investigations concerning reports of misconduct.

(4)	An internal helpline was established to foster a more open corporate culture and provide a forum for personnel to report and consult on internal ethics issues. In addition, an external group-wide Corporate Ethics Helpline staffed by attorneys was created for personnel to report and receive consultation on ethical issues.

(5)	Corporate ethics training is conducted as part of continuous educational activities for officers and employees. In addition, corporate ethics awareness surveys are conducted to improve and reinforce internal checks.

2.	Regulations and other systems concerning business risk management

NTT takes the following measures to manage business risks appropriately:

(1)	NTT established a Business Risk Management Committee, headed by a senior executive vice president, to clarify responsibilities concerning management of business risks and to perform crisis management in response to new business risks affecting corporate operations.

(2)	NTT also formulated a Business Risk Management Manual with the goal of promoting a unified risk management system for the entire NTT Group focusing on preventing and preparing for risks, and positioning the NTT Group to respond appropriately and rapidly as risks materialize.

3.	Systems for ensuring that directors perform their duties efficiently

NTT has taken the following measures to ensure that its business activities are managed efficiently through appropriate allocation of responsibilities among directors and maintaining an appropriate oversight structure to monitor such matters.

(1)	NTT has adopted organizational rules governing the functions and operations of internal organizational groups, and responsibility regulations setting forth the allocation of responsibilities among the various organizational groups.

(2)	NTT has adopted Board of Directors Regulations governing the function and responsibilities of the Board of Directors. In principle, the Board of Directors holds meetings once each month, and is responsible for decisions on important matters pertaining to management on the basis of applicable laws and regulations, business judgment principles, and other considerations including the duty of care of a good manager. Directors report regularly to the full Board of Directors concerning the status of implementation of their duties.

(3)	The Board of Directors includes outside directors with independent perspectives to reinforce the oversight function for ensuring the impartial performance of duties.

(4)	As a holding company that oversees and coordinates the NTT Group, NTT has established the Corporate Management Committee and subcommittees for the purpose of considering and deciding important matters pertaining to the management of NTT and the NTT Group, with the objective of promoting efficient and effective group management.

4.	Systems for custody and management of information relating to the performance of duties by directors

NTT has adopted the following measures to facilitate appropriate and efficient conduct of business activities through the proper management of information relating to the performance of duties by directors.

(1)	NTT has adopted document retention regulations and rules on information security setting forth matters necessary for the management of documents (including related materials and information recorded on electronic media; referred to as “Documents”) and other information.

(2)	Documents shall be retained for the periods required by law and as necessary for business operations.

5.	Systems for ensuring the propriety of the business activities of the NTT Group

NTT has adopted the following measures to ensure that transactions among NTT Group companies are conducted appropriately and in compliance with applicable laws and regulations, and to ensure appropriate business conduct by the NTT Group, thus contributing to the growth and development of the NTT Group.

(1)	Develop communications systems for notifying the parent company in emergency situations.

(2)	Conduct employee education and training to prevent scandals or misconduct.

(3)	Establish systems concerning information security and the protection of personal information.

(4)	Require NTT Group companies to report regularly to the parent company on their financial condition.

(5)	Audits of NTT Group companies by the parent company’s internal audit division.

6.	Matters relating to employees who assist corporate auditors in the performance of their duties and the independence of those employees from the directors

NTT has adopted the following measures with respect to employees who assist corporate auditors in the performance of their duties to ensure the effective performance of audits by the auditors:

(1)	The Auditors’ Office was established as an integral part of NTT’s corporate organization under the Corporation Law. The Auditors’ Office is staffed with dedicated personnel who work full time in assisting the corporate auditors in the performance of their duties.

(2)	Personnel assigned to the Auditor’s Office perform their responsibilities at the instruction and direction of the corporate auditors.

(3)	Decisions concerning matters such as transfer of personnel assigned to the Auditor’s Office, evaluations of such personnel and similar matters are made with due regard for the opinion of the Board of Corporate Auditors.

7.	Systems for reporting to corporate auditors by directors and employees and systems for ensuring the effective implementation of audits by auditors

To ensure that audits by the corporate auditors are carried out effectively, NTT has adopted the following measures concerning reporting to the corporate auditors by directors and employees with regard to important matters relating to the performance of their duties:

(1)	Directors and other personnel report the following matters concerning the performance of their duties:

(a)	Matters resolved at Corporate Management Committee meetings;

(b)	Matters that cause or may cause substantial damage to NTT;

(c)	Monthly financial reports;

(d)	The status of internal audits;

(e)	Matters that pose a risk of violation of applicable law or the Articles of Incorporation;

(f)	The status of reporting to helplines;

(g)	Other material compliance matters.

(2)	Representative directors, accounting auditors, and internal control divisions report to and exchange ideas and opinions with corporate auditors periodically and at other times as necessary upon request from the corporate auditors.

(3)	Corporate auditors may attend meetings of the Board of Directors and other important meetings.

(4)	Corporate auditors may contract independently with and seek advice from external experts with respect to the performance of audit operations.

CONSOLIDATED BALANCE SHEET

(At March 31, 2009)

(Millions of yen)
ASSET
CURRENT ASSETS
Cash and cash equivalents	1,052,777
Short-term investments	20,264
Notes and accounts receivable, trade	1,947,765
Allowance for doubtful accounts	(45,208)
Inventories	313,494
Prepaid expenses and other current assets	512,479
Deferred income taxes	266,480

TOTAL CURRENT ASSETS	4,068,051

PROPERTY, PLANT AND EQUIPMENT
Telecommunications equipment	14,705,383
Telecommunications service lines	13,968,838
Buildings and structures	5,770,337
Machinery, vessels and tools	1,755,854
Land	1,111,734
Construction in progress	305,167
Accumulated depreciation	(27,415,794)

NET PROPERTY, PLANT AND EQUIPMENT	10,201,519

INVESTMENTS AND OTHER ASSETS
Investments in affiliated companies	622,735
Marketable securities and other investments	277,375
Goodwill	453,617
Other intangibles	1,406,991
Other assets	894,828
Deferred income taxes	871,272

TOTAL INVESTMENTS AND OTHER ASSETS	4,526,818

TOTAL ASSETS	18,796,388

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term borrowings	388,028
Current portion of long-term debt	603,041
Accounts payable, trade	1,302,607
Accrued payroll	454,575
Accrued interest	12,481
Accrued taxes on income	288,803
Accrued consumption tax	28,326
Advances received	114,934
Other	501,404

TOTAL CURRENT LIABILITIES	3,694,199

LONG-TERM LIABILITIES
Long-term debt	3,691,688
Obligations under capital leases	47,394
Liability for employees’ retirement benefits	1,639,785
Other	577,692

TOTAL LONG-TERM LIABILITIES	5,956,559

Minority interest in consolidated subsidiaries	1,847,520

SHAREHOLDERS’ EQUITY
Common stock	937,950
Additional paid-in capital	2,841,037
Retained earnings	5,066,637
Accumulated other comprehensive income (loss)	(341,917)
Treasury stock	(1,205,597)

TOTAL SHAREHOLDERS’ EQUITY	7,298,110

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	18,796,388

Note:	Amounts are rounded off to nearest million yen.

CONSOLIDATED STATEMENT OF INCOME

(from April 1, 2008 to March 31, 2009)

(Millions of yen)
Operating revenues:
Fixed voice related services	2,581,041
Mobile voice related services	2,283,890
IP/packet communications services	2,897,976
Sales of telecommunications equipment	709,590
System integration	1,211,681
Other	732,127
Total operating revenues	10,416,305
Operating expenses:
Cost of services (exclusive of items shown separately below)	2,436,234
Cost of equipment sold (exclusive of items shown separately below)	936,142
Cost of system integration (exclusive of items shown separately below)	788,294
Depreciation and amortization	2,139,175
Impairment loss	4,340
Selling, general and administrative expenses	2,993,164
Write-down of goodwill and other intangible assets	9,204
Total operating expenses	9,306,553
Operating income	1,109,752

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(58,887)
Interest income	26,629
Other, net	27,669
Total other income and expenses	(4,589)

Income (loss) before income taxes	1,105,163
Income tax expense (benefit)	370,083
Current	472,300
Deferred	(102,217)
Income (loss) before minority interest and equity in earnings (losses) of affiliated companies	735,080
Minority interest in consolidated subsidiaries	(194,485)
Equity in earnings (losses) of affiliated companies	(1,916)
Net income (loss)	538,679

Note:	Amounts are rounded off to nearest million yen.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(from April 1, 2008 to March 31, 2009)

(Millions of yen)
Common Stock
At beginning of year	937,950

At end of year	937,950

Additional paid-in capital
At beginning of year	2,841,079
Other	(42)

At end of year	2,841,037

Retained earnings
At beginning of year	4,663,296
Cash dividends	(135,338)
Net income	538,679

At end of year	5,066,637

Accumulated other comprehensive income (loss)
At beginning of year	(26,428)
Other comprehensive income (loss)	(315,489)

At end of year	(341,917)

Treasury stock
At beginning of year	(1,005,136)
Net change in treasury stock	(200,461)

At end of year	(1,205,597)

Shareholders’ equity at end of year	7,298,110

Comprehensive income
Net income	538,679
Other comprehensive income (loss)	(315,489)

Total comprehensive income	223,190

Note:	Amounts are rounded off to nearest million yen.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Significant Matters Pertaining to the Preparation of Consolidated Financial Statements

Principal Accounting Policies

1.	Standards for preparation of consolidated financial statements

Pursuant to the provisions of Article 120, Paragraph 1 of the Corporate Calculation Regulations, NTT’s consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles. However, certain statements and notes required by U.S. Generally Accepted Accounting Principles in accordance with that paragraph are omitted.

2.	Marketable securities

Statement of Financial Accounting Standards (hereafter “SFAS”) No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies.

(1)	Securities held to maturity

Amortized cost method

(2)	Available-for-sale securities

The securities whose fair values are readily determinable are stated at fair value as of the balance sheet date with unrealized gains and losses directly reported as a separate component of shareholders’ equity. The cost of securities sold is determined by the moving average method.

3.	Inventories

Inventories consist of telecommunications equipment to be sold, projects in progress, and materials and supplies. Telecommunications equipment to be sold and materials are stated at cost, not in excess of market value, with cost being determined on a first-in first-out basis. Projects in progress, which mainly relate to software production based on contracts with customers, are stated at the lower of cost or estimated realizable value. Supplies are valued at cost, not in excess of market value, with cost being determined by the average cost method or by the specific identification method.

4.	Depreciation and amortization

(1)	Property, plant, and equipment

Declining-balance method, with the exception of buildings, for which the straight-line method is used.

(2)	Goodwill and other intangible assets

Straight-line method with the exception that, in accordance with SFAS No.142 “Goodwill and Other Intangible Assets,” goodwill and intangible assets whose useful life cannot be determined are not amortized, but are tested for impairment once or more each year.

5.	Allowances

(1)	Allowance for doubtful accounts

To cover expected losses from bad debts, estimated uncollectible amounts are accrued, for general claims, on the basis of historical bad-debt ratios, and for specific claims including doubtful accounts, on the basis of their recoverability.

(2)	Liability for employees’ retirement benefits

In accordance with SFAS No. 87 “Employers’ Accounting for Pensions” and SFAS No.158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” benefit obligations and plan assets are estimated and accrued as of year-end to provide for employees’ retirement benefits. If the actuarial net gain or loss exceeds 10% of the larger of benefit obligations or the fair value of plan assets, it is amortized from the following fiscal year on a straight-line basis over the average remaining service periods at the time of recognition. Prior service cost is amortized from the time of recognition on a straight-line basis over the average remaining service periods at the time of recognition.

6.	Consumption taxes

Consumption taxes are accounted for separately by excluding them from each transaction amount.

Matters Relating to Scope of Consolidated Subsidiaries and Equity Method Investments

During the fiscal year ended March 31, 2009, there were 479 consolidated subsidiaries and 84 equity method affiliates.

Notes to Consolidated Balance Sheet

1.	Accumulated other comprehensive income (loss) represents foreign currency translation adjustments, unrealized gain (loss) on available-for-sale securities, unrealized gain (loss) on derivative instruments, and pension liability adjustments.

2.	In compliance with the provisions of Article 9 of the Law Concerning Nippon Telegraph and Telephone Corporation, Etc., the total assets of NTT have been pledged as general collateral for corporate bonds issued. In accordance with the provisions of Article 9 of the Supplementary Provisions to the Law Concerning Partial Revision of the Nippon Telegraph and Telephone Corporation Law (Law No. 98 of 1997), NTT is jointly responsible with Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, and NTT Communications Corporation for corporate bonds issued prior to June 30, 1999, and the total assets of the four companies above have been pledged as general collateral for the said bonds.

3.	Outstanding guarantees: 9,943 million yen

Notes to Consolidated Statements of Shareholders’ Equity

1.	Number and type of shares issued and outstanding as of the end of the fiscal year ended March 31, 2009.

Common stock: 1,574,120,900 shares

2.	Dividends

(1)	Payment of dividends

Resolution	Type of Shares	Total Dividend (million yen)	Dividend per Share (yen)	Date of Record	Effective Date
June 25, 2008 Ordinary general meeting of shareholders	Common stock	61,374	4,500	March 31, 2008	June 26, 2008
November 7, 2008 Board of Directors meeting	Common stock	73,964	5,500	September 30, 2008	December 9, 2008

(2)	Dividends concerning which the date of record fell in the current consolidated fiscal year with the effective date falling in the following fiscal year

Resolution	Type of Shares	Source of Funding for Dividend	Total Dividend (million yen)	Dividend per Share (yen)	Date of Record	Effective Date
June 24, 2009 Ordinary general meeting of shareholders	Common stock	Retained Earnings	72,780	55	March 31, 2009	June 25, 2009

Notes Concerning Financial Data Per Share

Net assets per share: 5,515.18 yen

Net income per share: 400.41 yen

Note: Net assets does not include minority interests in consolidated subsidiaries.

Notes Concerning Significant Subsequent Events

At a meeting of the Board of Directors held on March 27, 2009, it was resolved that during the period from April through June 2009 NTT would issue a total of not more than 230 billion yen in bonds including NTT bonds, foreign currency denominated bonds, and other bonds. Based on this resolution, NTT issued bonds as follows:

Classification	Series 57 NTT straight bonds
Date of payment	April 30, 2009
Issue amount	60 billion yen
Issue price	100 yen per par value of 100 yen
Interest rate	1.00%
Date of maturity	April 30, 2013
Use of proceeds	Capital investments

NON-CONSOLIDATED BALANCE SHEET

(At March 31, 2009)

(Millions of yen)
ASSET
Current Assets
Cash and bank deposits	7,695
Accounts receivable, trade	1,018
Supplies	317
Advance payments	828
Deferred income taxes	1,434
Short-term loans receivable	415,777
Accounts receivable, other	70,262
Subsidiary deposits	57,000
Other current assets	7,793

Total current assets	562,127
Fixed Assets
Property, plant and equipment
Buildings	131,904
Structures	4,977
Machinery, equipment and vehicle	384
Tools, furniture and fixtures	22,071
Land	29,674
Lease assets	478
Construction in progress	389

Total property, plant and equipment	189,880
Intangible fixed assets
Software	55,563
Lease assets	3
Other intangible fixed assets	303

Total intangible fixed assets	55,870
Investment and other assets
Investment securities	23,766
Investments in subsidiaries and affiliated companies	4,794,244
Other securities of subsidiaries and affiliated companies	3,872
Contributions in affiliated companies	2
Long-term loans receivable to subsidiaries	1,815,759
Deferred income taxes	23,078
Subsidiary long-term deposits	35,000
Other investments and assets	1,420

Total investments and other assets	6,697,144

Total fixed assets	6,942,895

Total Assets	7,505,022

LIABILITIES
Current Liabilities
Accounts payable, trade	189
Current portion of corporate bonds	200,000
Current portion of long-term borrowings	186,264
Lease obligations	87
Accounts payable, other	50,010
Accrued expenses	9,193
Accrued taxes on income	146
Advance received	1,066
Deposit received	3
Deposit received from subsidiaries	91,500
Unearned revenue	1
Other current liabilities	641

Total current liabilities	539,104
Long-Term Liabilities
Corporate bonds	1,340,906
Long-term borrowings	728,874
Lease obligations	782
Liability for employees’ retirement benefits	26,333
Other long-term liabilities	677

Total long-term liabilities	2,097,573

Total liabilities	2,636,678

NET ASSETS
Shareholder’s Equity
Common Stock	937,950

Capital Surplus
Additional paid-in capital	2,672,826
Other capital surplus	1,017
Total capital surplus	2,673,843

Earned Surplus
Legal reserve	135,333
Other earned surplus	2,324,147
Other reserve	1,131,000
Accumulated earned surplus	1,193,147
Total earned surplus	2,459,481

Treasury stock	(1,205,597)

Total shareholders’ equity	4,865,677

Unrealized gains (losses), translation adjustments and others
Net unrealized gains (losses) on securities	2,667

Total unrealized gains (losses), translation adjustments and others	2,667

Total net assets	4,868,344

Total Liabilities and Net Assets	7,505,022

Note:	Amounts are rounded down to the nearest million yen.

Non-Consolidated Statement of Income

(from April 1, 2008 to March 31, 2009)

(Millions of yen)
Operating Revenues
Dividends received	199,050
Revenues from group management	18,600
Revenues from basic R&D	126,999
Other services	19,109
Total operating revenues	363,759
Operating expenses
Administration	25,010
Experiment and research	97,720
Depreciation and amortization	42,640
Retirement of fixed assets	2,002
Miscellaneous taxes	3,051
Total operating expenses	170,425
Operating income	193,334

Non-operating revenues
Interest income	36,343
Lease and rental income	11,405
Miscellaneous income	2,179
Total non-operating revenues	49,928
Non-operating expenses
Interest expenses	13,700
Corporate bond interest expenses	24,579
Lease and rental expenses	5,473
Miscellaneous expenses	3,070
Total non-operating expenses	46,824

Recurring profit	196,438
Special losses
Write-off of investments in affiliated companies	4,741
Total special losses	4,741
Income before income taxes	191,697
Corporation, inhabitant and enterprise taxes	(7,861)
Deferred tax expenses (benefits)	3,574
Total income taxes	(4,286)
Net income	195,983

Note:	Amounts are rounded down to the nearest million yen.

Non-Consolidated Statement of Shareholders’ Equity

(from April 1, 2008 to March 31, 2009)

(Millions of yen)
Shareholders’ equity

Common stock
At the previous year end	937,950
Net change during the annual period

Total net change during the annual period	—

At the year end	937,950

Capital surplus
Additional paid-in capital
At the previous year end	2,672,826
Net change during the annual period

Total net change during the annual period	—

At the year end	2,672,826

Other capital surplus
At the previous year end	1,058
Net change during the annual period
Resale of treasury stock	(41)

Total net change during the annual period	(41)

At the year end	1,017

Total capital surplus
At the previous year end	2,673,884
Net change during the annual period
Resale of treasury stock	(41)

Total net change during the annual period	(41)

At the year end	2,673,843

Earned surplus
Legal reserve
At the previous year end	135,333
Net change during the annual period

Total net change during the annual period	—

At the year end	135,333

Other earned surplus
Other reserve
At the previous year end	1,131,000
Net change during the annual period

Total net change during the annual period	—

At the year end	1,131,000

Accumulated earned surplus
At the previous year end	1,132,503
Net-change during the annual period
Cash dividends	(135,338)
Net income	195,983

Total net change during the annual period	60,644

At the year end	1,193,147

Total earned surplus
At the previous year end	2,398,836
Net change during the annual period
Cash dividends	(135,338)
Net income	195,983

Total net change during the annual period	60,644

At the year end	2,459,481

Treasury stock
At the previous year end	(1,005,136)
Net change during the annual period
Payments to acquire treasury stock	(201,439)
Resale of treasury stock	979

Total net change during the annual period	(200,460)

At the year end	(1,205,597)

Total shareholders’ equity
At the previous year end	5,005,535
Net change during the annual period
Cash dividends	(135,338)
Net income	195,983
Payments to acquire treasury stock	(201,439)
Resale of treasury stock	937

Total net change during the annual period	(139,857)

At the year end	4,865,677

Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities
At the previous year end	9,771
Net change during the annual period
Others, net	(7,103)

Total net change during the annual period	(7,103)

At the year end	2,667

Total unrealized gains (losses), translation adjustments, and others
At the previous year end	9,771
Net change during the annual period
Others, net	(7,103)

Total net change during the annual period	(7,103)

At the year end	2,667

Total net assets
At the previous year end	5,015,306
Net change during the annual period
Cash dividends	(135,338)
Net income	195,983
Payments to acquire treasury stock	(201,439)
Resale of treasury stock	937
Others, net	(7,103)

Total net change during the annual period	(146,961)

At the year end	4,868,344

Note:	Amounts are rounded down to the nearest million yen.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

Notes Concerning Significant Accounting Policies

1.	Valuation of certain assets

(1)	Securities

[1]	Investment in subsidiaries and affiliated companies

Investments in subsidiaries and affiliated companies are stated at cost, which is determined by the moving average method.

[2]	Other securities

(a)	Marketable securities

The securities whose fair values are readily determinable are stated at fair value as of the balance sheet date with unrealized gains and losses directly reported as a separate component of net assets. The cost of securities sold is determined by the moving average method.

(b)	Non-marketable securities

The securities whose fair values are not readily determinable are stated at cost, which are determined by the moving average method.

(2)	Inventories

Supplies are stated at cost, which is determined by the last purchase cost method (balance sheet amount is computed using the method of devaluing the book price to reflect declines in profitability).

(Change in accounting policy)

From the current fiscal year, the Company applies the Accounting Standards Board of Japan Statements No. 9 “Accounting Standard for Measurement of Inventories” July 5, 2006. Application of this change has no effect on the statements of income for the current fiscal year.

2.	Depreciation and amortization of fixed assets

(1)	Property, plant, and equipment (excluding leased assets)

Property, plant, and equipment are depreciated using the declining-balance method with the exception of buildings for which the straight-line method is used.

Useful life for assets is primarily as follows and the residual values are calculated based on real residual values.

Buildings: 3 to 50 years

Tools, furniture and fixtures: 2 to 20 years

(2)	Intangible fixed assets (excluding leased assets)

Intangible assets (except lease assets) are amortized on a straight-line basis. Internal-use software is amortized on a straight-line basis over their estimated useful lives within five years.

(3)	Leases assets

Financial leases other than those deemed to transfer ownership of properties to lessees

Depreciation of property, plant and equipment is computed by the declining balance method with the exception of buildings, which are depreciated on a straight-line basis. The useful lives of the assets are the term of leases and the residual values of the assets are determined substantially. In a case where the residual value of a lease asset other than a building equals zero, depreciation of such asset is computed by multiplying ten-ninths to the equivalent amount computed by the declining balance method under an assumption that the residual value of the asset is 10% of its acquisition cost. Intangible assets are amortized over the term of leases on a straight-line basis.

3.	Allowances

(1)	Allowance for doubtful accounts

To cover expected losses from bad debts, estimated amounts to be uncollectible are accrued, for general claims, computing on historical bad-debt ratios, and for specific claims including doubtful accounts, considering their own recoverability. No allowance is accrued as of this year-end.

(2)	Liability for employees’ retirement benefits

To provide for employees’ pension benefits, benefit obligations and plan assets are estimated and accrued as of the year-end. Prior service cost is amortized on a straight-line basis over the average remaining service periods at the time of recognition. Actuarial net gain or loss is amortized on a straight-line basis over the average remaining services periods at the time of recognition.

4.	Other Material Matters Relating to the Preparation of Financial Statements

(1)	Accounting for Hedging Activities

Hedging activities are principally accounted for under “deferral hedge accounting.” Designation (“Furiate-shori”) is applied to forward exchange contracts and other foreign exchange contracts, and designated “exceptional accounting” (“Tokurei-shori”) to interest-rate swaps that qualify for “exceptional accounting” (Accounting Standards for Financial Instruments, Footnote 14).

(2)	Consumption Taxes

Consumption tax is separately accounted for by excluding it from each transaction amount.

Notes to Non-Consolidated Balance Sheet

1.	Assets Offered as Security and Secured Liabilities

In compliance with the provisions of Article 9 of the Law Concerning Nippon Telegraph and Telephone Corporation, Etc., the total assets of NTT have been pledged as general collateral for corporate bonds issued. In accordance with the provisions of Article 9 of the Supplementary Provisions to the Law Concerning Partial Revision to the Nippon Telegraph and Telephone Corporation Law (law No. 98 of 1997), NTT is jointly responsible with Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, and NTT Communications Corporation for corporate bonds issued prior to June 30, 1999, and the total assets of the four companies above have been pledged as general collateral for the said bonds.

Corporate bonds (including those maturing within one year)	1,540,906 million yen
Corporate bonds issued prior to June 30, 1999 (including those maturing within one year)	120,000 million yen

2.	Accumulated depreciation on property, plant and equipment: 255,251 million yen

3.	Accounts receivable from and payable to affiliates are as follows (excluding those otherwise classified):

Short-term accounts receivable:	476,755 million yen
Long-term accounts receivable:	197 million yen
Short-term accounts payable:	37,096 million yen

Notes to Non-Consolidated Statements of Income

Transactions with Affiliated Companies

Balance of Operating Transactions
Operating revenues	160,515 million yen
Operating expenses	48,621 million yen
Balance of Non-Operating Transactions	72,816 million yen

Notes to Non-Consolidated Statements of Shareholders’ Equity and Other Net Assets

Number of treasury stock during the fiscal year ended March 31, 2009.
Common stock: 250,844,167 shares

Notes Concerning Tax Effect Accounting

The major causes of the occurrence of deferred tax assets were depreciable assets and liability for employees’ retirement benefits.

The major cause of deferred tax liabilities was unrealized gains on securities.

Deferred tax assets excludes 22,689 million yen in valuation allowance.

Notes Concerning Related Party Transactions

Additional Information

In the fiscal year under review, we adopted “Accounting Standard for Related Party Disclosures” (ASBJ Statement No. 11, October 17, 2006) and “Guidance on Accounting Standard for Related Party Disclosures” (ASBJ Guidance No. 13, October 17, 2006).

	(Millions of yen)
Affiliation	Name	Voting Rights Ownership Ratio	Relationship with Affiliated Part	Transaction Details	Transaction Amount	Category	Balance at End of Term
Subsidiary	Nippon Telegraph and Telephone East Corporation	100% direct ownership	Exercise of rights as shareholder, provision of advice, intermediation, and other support	Loan of capital[1]	150,000	Short-term loans receivable Long term loans receivable to subsidiaries	105,809 649,338
				Receipt of interest[1]	11,621	Other current Assets	1,914
				Receipt of expenses relating to basic research and development[2]	51,478	Accounts receivable, other	4,504
				Lease of land and buildings[3]	6,314	—	—

Subsidiary	Nippon Telegraph and Telephone West Corporation	100% direct ownership	Exercise of rights as shareholder, provision of advice, intermediation, and other support	Loan of capital[1]	115,000	Short-term loans receivable Long term loans receivable to subsidiaries	158,333 977,698

				Receipt of interest[1]	17,737	Other current Assets	3,460
				Receipt of expenses relating to basic research and development[2]	50,247	Accounts receivable, other	4,396

Subsidiary	NTT Communications Corporation	100% direct ownership	Exercise of rights as shareholder, provision of advice, intermediation, and other support	Loan of capital[1]	—	Short-term loans receivable Long term loans receivable to subsidiaries	122,121 188,721
				Receipt of interest[1]	6,065	Other current Assets	873

Subsidiary	NTT Finance Corporation	91% direct ownership	Exercise of rights as shareholder, provision of advice, intermediation, and other support	Deposit of capital[4]	1,683,000	Deposit received from subsidiaries	57,000
		8% indirect ownership				Long-term deposits received from subsidiaries	35,000
				Receipt of interest[4]	657	Other current assets	79
				Transfer of capital among NTT Group companies	128,435	Accounts receivable, other	15,761

Transaction amounts do not include consumption taxes. End-of-term balances include consumption taxes.

Transaction Conditions and Standards for Determining Transaction Conditions

1	Loan conditions are the same as those for procurement of capital by NTT. No security is provided.

2	Payment of expenses for basic research and development is apportioned among those companies that continuously use the results. Comprehensive determinations are made taking into consideration the expenses necessary for utilization of the basic R&D. Furthermore, transfer of capital pursuant to such transactions takes place by means of group companies’ accounting systems.

3	With respect to leases of land and buildings, rents are set through periodic negotiations based on appraisals obtained from third parties and actual transactions involving nearby comparables. Furthermore, transfer of capital pursuant to such transactions takes place by means of group companies’ accounting systems.

4	Interest on capital deposits are set taking into consideration market rates.

Notes Concerning Financial Data Per Share

Net assets per share	3,679.01 yen
Net income per share	145.68 yen

Notes Concerning Significant Subsequent Events

At a meeting of the Board of Directors held on March 27, 2009, it was resolved that during the period from April through June 2009 NTT would issue a total of not more than 230 billion yen in bonds including NTT bonds, foreign currency denominated bonds, and other bonds. Based on this resolution, NTT issued bonds as follows:

Classification	Series 57 NTT straight bonds
Date of payment	April 30, 2009
Issue amount	60 billion yen
Issue price	100 yen per par value of 100 yen
Interest rate	1.00%
Date of maturity	April 30, 2013
Use of proceeds	Loans to subsidiaries

INDEPENDENT AUDITOR’S REPORT (CONSOLIDATED)

(English Translation)

May 8, 2009
To the Board of Directors Nippon Telegraph and Telephone Corporation	KPMG AZSA & Co.

Masanori Sato, C.P.A. Engagement Partner

Hideki Amano, C.P.A. Engagement Partner

Takuji Kanai, C.P.A. Engagement Partner

Pursuant to Paragraph 4, Article 444 of the Corporation Law, we have audited the consolidated financial statements, which consist of the consolidated balance sheet, consolidated statement of income, consolidated statement of shareholders’ equity and notes to the consolidated financial statements, of Nippon Telegraph and Telephone Corporation (the “Company”) for the 24th fiscal year from April 1, 2008 to March 31, 2009. The preparation of these consolidated financial statements is the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements from an independent standpoint based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As a result of this audit, it is our opinion that pursuant to the stipulations of Article 120, Paragraph 1, of the Corporate Calculation Regulations, the consolidated financial statements referred to above present fairly in all material respect the position of assets and income for the period under review for the corporate group comprising the Company and its consolidated subsidiaries, in accordance with generally accepted accounting principles in the United States (see Notes to Consolidated Financial Statements, Note 1, standards for preparation of consolidated financial statements).

No conflicts of interest exist between the Company and our audit firm and/or the auditing partners that should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

END

INDEPENDENT AUDITOR’S REPORT (NON-CONSOLIDATED)

(English Translation)

May 8, 2009
To the Board of Directors Nippon Telegraph and Telephone Corporation	KPMG AZSA & Co.

Masanori Sato, C.P.A. Engagement Partner

Hideki Amano, C.P.A. Engagement Partner

Takuji Kanai, C.P.A. Engagement Partner

Pursuant to Paragraph 1, Article 436-2 of the Corporation Law, we have audited the non-consolidated financial statements, which consist of the non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statement of shareholders’ equity, individual notes and supplementary schedules, of Nippon Telegraph and Telephone Corporation (the “Company”) for the 24th fiscal year from April 1, 2008 to March 31, 2009. The preparation of these financial statements and supplementary schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and supplementary schedules from an independent viewpoint based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements and supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As a result of this audit, it is our opinion that the financial statements and supplementary schedules referred to above present fairly in all material respect the position of assets and income for the period under review, in accordance with generally accepted accounting principles in Japan.

No conflicts of interest exist between the Company and our audit firm and/or the auditing partners that should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

END

BOARD OF CORPORATE AUDITORS’ REPORT

(English Translation)

Based on reports from each Corporate Auditor, and following due discussion at meetings, the Board of Corporate Auditors has prepared this report regarding the execution of the duties of the Board of Directors in the 24th fiscal year from April 1, 2008, to March 31, 2009. The Board reports as follows:

1.	Outline of Audit Methodology

The Board of Corporate Auditors established auditing policies and received reports from each Corporate Auditor on the status of the implementation of audits and the results thereof, as well as reports regarding the status of execution of duties from the Board of Directors and the Independent Auditors, and requested explanations as necessary.

On the basis of the Board of Corporate Auditors Rules, and in accordance with its auditing policies, the Corporate Auditors sought mutual understanding with Directors, the internal auditing department and employees and other persons in their efforts to collect information and achieve an environment conducive to audits, attended meetings of the Board of Directors and other important meetings, and received reports from Directors, employees and other persons regarding performance of their duties, requested explanations as necessary, perused important statements regarding decisions and approvals made and investigated the status of operations and assets at the head office and R&D laboratories.

The Board of Corporate Auditors also carried out an audit and verification of the particulars of Board of Directors resolutions relating to establishment of structures as set forth in the Corporation Law Implementation Regulations, Article 100, Paragraphs 1 and 3, necessary to ensure that Directors’ performance of their duties is in conformity with laws and regulations and their company’s articles of incorporation and to otherwise ensure the appropriateness of the business of a kabushiki kaisha, as well as the structures established pursuant to such resolutions (internal control system).

Regarding the subsidiaries, the Board of Corporate Auditors sought to achieve a mutual understanding and exchange of information with directors and corporate auditors and other persons of the subsidiaries, and where necessary received business reports from the subsidiaries.

Based on the above methodology, the Board of Corporate Auditors evaluated business reports and supplementary statements concerning the fiscal year under review.

In addition, the Board of Corporate Auditors audited and verified whether the Independent Auditor maintained its independence and carried out its audits appropriately, received reports from the Independent Auditor regarding the execution of its duties and, where necessary, requested explanations.

Also, the Board of Corporate Auditors received notification from the Independent Auditors to the effect that the “structure to ensure that duties are executed appropriately” (the matters listed in Article 131 of the Accounting Principles for Enterprises) has been established in accordance with “Quality Control Standards for Auditing” (Business Accounting Council, October 28, 2005) and, where necessary, requested explanations.

Based on the above methodology, the Board of Corporate Auditors audited the non-consolidated financial documents related to the fiscal year under review (the Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity, and individual notes thereto), related supplementary statements, as well as the consolidated financial statements (Consolidated Balance Sheet, Consolidated Income Statement, Consolidated Statement of Shareholders’ Equity and the consolidated notes thereto).

2.	Audit Results

(1)	Results of the audit of the business report

i.	We find that the Business Report and its supplementary statements accurately reflect the conditions of the company in accordance with laws and the Articles of Incorporation.

ii.	No inappropriate conduct concerning the execution of duties by Directors or material facts in violation of law or the Articles of Incorporation were found.

iii.	We find that the particulars of Board of Directors’ resolutions concerning the internal control system are appropriate. Further, no matters worthy of note were found with respect to Directors’ execution of duties in regards to the internal control system.

(2)	Results of the audit of performance of the duties by the Independent Auditor.

No matters worthy of note were found with respect to the structure for ensuring the proper execution of duties by the Independent Auditor, KPMG AZSA & Co.

(3)	Results of the audit of the financial statements and supplementary statements

We find that the methodology and results of the audit by the Independent Auditor, KPMG AZSA & Co., are appropriate.

(4)	Results of the audit of the consolidated financial statements

We find that the methodology and results of the audits conducted by the Independent Auditor, KPMG AZSA & Co., are appropriate.

May 12, 2009

Nippon Telegraph and Telephone Corporation Board of Corporate Auditors

Nippon Telegraph and Telephone Corporation Board of Corporate Auditors

Full-time Corporate Auditor	Susumu Fukuzawa
Full-time Corporate Auditor	Toshiro Morota
Full-time Corporate Auditor	Shunsuke Amiya
Corporate Auditor	Shigeru Iwamoto
Corporate Auditor	Toru Motobayashi

Note:	Full-time Corporate Auditor Toshiro Morota and Corporate Auditors Shigeru Iwamoto and Toru Motobayashi are outside Corporate Auditors as prescribed in the Corporation Law, Article 2, Item 16, and Article 335, Paragraph 3.

END

Reference Materials for the Ordinary General Meeting of Shareholders

Resolutions and matters for reference

•	First Item Distribution of Retained Earnings as Dividends

In addition to increasing corporate value over the medium- and long-term, the Company has identified the return of profits to shareholders as an important management goal. In determining the level of dividends for the current annual period, the Company, while giving consideration to stability and sustainability, takes into account a full range of factors, including business performance, financial standing and dividend payout ratio. The Company proposes the following.

Matters relating to end-of-year dividend

1. Type of asset to be distributed: Cash

2. Matters relating to allotment of dividends and total amount of dividends to be distributed:

Per one share of common stock:	55 yen
Total amount of dividends:	72,780,220,315 yen

On January 4, 2009, the Company carried out a 100-for-1 stock split. Assuming such stock split took place at the beginning of the fiscal year (April 1, 2008), the dividend for the fiscal year, including the interim dividend, is 110 yen per one share of common stock.

3. Date on which the dividend becomes effective: June 25, 2009

•	Second Item Partial Amendment of the Articles of Incorporation

1.	Reason for Amendment

These amendments to the Articles of Incorporation delete or modify provisions relating to share certificates and beneficial owners and make other necessary changes throughout the Articles of Incorporation in connection with the conversion of share certificates of listed companies to electronic form which took effect upon the implementation of the “Law for Partial Amendment to the Law Concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities (Law No. 88 of 2004)” (“Settlement Streamlining Law”); the amendments also provide, as supplementary provisions, transitional measures regarding the register of lost share certificates and transitional measures regarding the rights of persons who were holders of fractional shares.

In addition, to make the content clearer, the Articles of Incorporation are being amended to ensure consistency of expression.

2. Details of Amendments

The Company proposes the amendments to the Articles of Incorporation as follows.

(Underlining indicates sections to be amended)

Current Articles of Incorporation	Proposed Amendment

Article 7. (Issue of Share Certificates)

[Deleted]	(Deleted)
Article 8. (Acquisition of Company’s Own Shares)	Article 7. (Acquisition of Company’s Own Shares)

(Omitted)	(Same as current)

Article 9. (Number of Shares Constituting One Unit; and Non-issuance of Share Certificates for Shares Representing Less than One Unit)	Article 8. (Number of Shares Constituting One Unit)

1. (Omitted)	1. (Same as current)

2. The company may elect not to issue share certificates for shares representing less than one unit.	(Deleted)

Article 10. (Rights with Respect to Shares Representing Less than One Unit)	Article 9. (Rights with Respect to Shares Representing Less than One Unit)

Shareholders of the company (including beneficial owners, hereinafter the same) may not exercise rights with respect to shares representing less than one unit other than the following rights:	Shareholders of the company may not exercise rights with respect to shares representing less than one unit other than the following rights:

(1)-(4) (Omitted)	(1)-(4) (Same as current)

Article 11.-Article 13. (Omitted)	Article 10.-Article 12. (Same as current)

Article 14. (Transfer Agent)	Article 13. (Transfer Agent)

1. The company shall appoint a transfer agent, and shall entrust to such agent matters as the preparation and maintenance of the register of shareholders, the register of lost share certificates, the register of holders of stock acquisition rights and the register of beneficial owners and other matters relating thereto.	1. The company shall appoint a transfer agent, and shall entrust to such agent matters as the preparation and maintenance of the register of shareholders, the register of holders of stock acquisition rights and other matters relating thereto.

2. (Omitted)	2. (Same as current)

Article 15. (Convocation)	Article 14. (Convocation)

(Omitted)	(Same as current)

Article 16. (Record Date of Ordinary General Meetings of Shareholders)	Article 15. (Record Date of Ordinary General Meetings of Shareholders)

The company shall deem the shareholders entered or recorded in the register of shareholders and the register of beneficial owners (hereinafter collectively called the “register of shareholders, etc.”) as of March 31 of each year to be those shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders to be held in respect of the relevant business year.	The company shall deem the shareholders entered or recorded in the register of shareholders as of March 31 of each year to be those shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders to be held in respect of the relevant business year.

Article 17.-Article 19. (Omitted)	Article 16.-Article 18. (Same as current)

Article 20. (Voting by Proxy)	Article 19. (Voting by Proxy)

1. (Omitted)	1. (Same as current)

2. When a shareholder or its legal representative intends to delegate the exercise of his vote to others, he shall submit each time a proxy to the company before the general meeting.	2. When a shareholder or its legal representative intends to delegate the exercise of his vote to others, he shall submit each time a proxy to the company before the general meeting of shareholders.

Article 21.-Article 34. (Omitted)	Article 20.-Article 33. (Same as current)

Article 35. (Distributions of Surplus, etc.)	Article 34. (Distributions of Surplus, etc.)

1. The company shall be entitled to make distributions of surplus to the shareholders or registered pledgees of shares entered or recorded on the register of shareholders, etc. as of the last day of each business year.	1. The company shall be entitled to make distributions of surplus to the shareholders or registered pledgees of shares entered or recorded on the register of shareholders as of the last day of each business year.

2. The company shall be exempted from the obligation to make distributions of surplus referred to in the preceding paragraph after three (3) years have elapsed from the date on which the shareholders (including persons that were holders of fractional shares) or registered pledgees of shares were in default of receipt of distributions.	2. The company shall be exempted from the obligation to make distributions of surplus referred to in the preceding paragraph after three (3) years have elapsed from the date on which the shareholders or registered pledgees of shares were in default of receipt of distributions.

3. (Omitted)	3. (Same as current)

Article 36. (Interim Dividends)	Article 35. (Interim Dividends)

1. The company shall, by resolution of the board of directors, be entitled to make distributions of surplus in accordance with Article 454, Paragraph 5 of the Corporation Law (hereinafter referred to as “interim dividends”) to the shareholders or registered pledgees of shares entered or recorded on the register of shareholders, etc. as of the 30th day of September of each year.	1. The company shall, by resolution of the board of directors, be entitled to make distributions of surplus in accordance with Article 454, Paragraph 5 of the Corporation Law (hereinafter referred to as “interim dividends”) to the shareholders or registered pledgees of shares entered or recorded on the register of shareholders as of the 30th day of September of each year.

2. (Omitted)	2. (Same as current)

(New)	Supplementary Provisions

1. The company shall entrust to a transfer agent matters as the preparation and maintenance of the register of lost share certificates and other matters relating thereto.

2. The preceding provision and this provision shall be effective until January 5, 2010 and shall be deleted on January 6, 2010, and the paragraph numbers of the following provisions shall be moved up by two.

3. The company shall be exempted from the obligation to make distributions of surplus and of interim dividends after three (3) years have elapsed from the date on which the persons who were holders of fractional shares were in default of receipt of distributions.

4. The preceding provision and this provision shall be effective until January 30, 2012 and shall be deleted on January 31, 2012.

(Note) Pursuant to Article 6, Paragraph 1 of the Supplementary Provisions to the Settlement Streamlining Law, as of January 5, 2009, the Company is deemed to have adopted a resolution amending the Articles of Incorporation to eliminate provisions concerning issuance of share certificates. Therefore, the text of Article 7 (Issue of Share Certificates) of the current Articles of Incorporation has been deleted.

•	Third Item Election of two Directors

The Company is seeking approval for the election of two Directors to replace Directors Kiyoshi Kosaka and Takashi Hanazawa who will resign at the conclusion of this Ordinary General Meeting of Shareholders.

Candidates for Director are as follows:

Candidate No.	Name (Date of birth)	Resume and representation of other companies		Number of shares of the Company held

1.	Hiromichi Shinohara (March 15, 1954)	April 1978	Joined Nippon Telegraph and Telephone Public Corporation	704 shares

		April 2003	Executive Research Engineer of the Access Network Service Systems Laboratories of the Information Sharing Laboratory Group of the Company

		June 2003	General Manager of the Access Network Service Systems Laboratories of the Information Sharing Laboratory Group of the Company

		June 2007	Director of the Information Sharing Laboratory Group of the Company (present post)

2.	Tetsuya Shouji (February 28, 1954)	April 1977	Joined Nippon Telegraph and Telephone Public Corporation	2,604 shares

		July 2002	General Manager of Department V of the Company

		July 2005	Executive Manager of the Personnel Department of Nippon Telegraph and Telephone West Corporation

		June 2006	Senior Vice President and Executive Manager of the Personnel Department of Nippon Telegraph and Telephone West Corporation (scheduled to retire on June 19, 2009)

[For reference]

1.	The following are outlines of the financial statements for Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation.

(1) Outline figures for Nippon Telegraph and Telephone East Corporation

CONDENSED BALANCE SHEET

(at March 31, 2009)

(billions of yen)
ASSETS
FIXED ASSETS	3,229.9
Fixed assets – telecommunications business	2,946.1
Property, plant and equipment	2,846.5
Machinery and equipment	525.3
Local line facilities	774.1
Engineering facilities	645.2
Buildings	513.7
Land	195.0
Others	192.9
Intangible fixed assets	99.6
Investments and other assets	283.7
Deferred income taxes	207.3
Others	78.0
Allowance for doubtful accounts	(1.6)
CURRENT ASSETS	500.5
Cash and bank deposits	130.0
Accounts receivable, trade	296.6
Supplies	37.4
Others	38.8
Allowance for doubtful accounts	(2.3)

Total assets	3,730.4

LIABILITIES and NET ASSETS
LONG-TERM LIABILITIES	959.7
Long-term borrowings from parent company	649.3
Liability for employees’ retirement benefits	285.4
Others	24.9
CURRENT LIABILITIES	676.5
Current portion of long-term borrowings from parent company	105.8
Accounts payable, trade	82.5
Accounts payable, other	242.6
Others	245.6
Total liabilities	1,636.3

SHAREHOLDERS’ EQUITY	2,094.1

COMMON STOCK	335.0
ADDITIONAL PAID-IN CAPITAL	1,499.7
EARNED SURPLUS	259.4
NET UNREALIZED GAINS (LOSSES) ON SECURITIES	(0.0)
Unrealized gains (losses), translation adjustments, and others	(0.0)
Total net assets	2,094.1

Total liabilities and net assets	3,730.4

CONDENSED STATEMENT OF INCOME

(from April 1, 2008 to March 31, 2009)

(billions of yen)
Telecommunications businesses
Operating revenues	1,825.7
Operating expenses	1,789.2
Operating income from telecommunications businesses	36.5
Supplementary businesses
Operating revenues	127.2
Operating expenses	127.0
Operating income from supplementary businesses	0.1
Operating income	36.6
Non-operating revenues	69.2
Non-operating expenses	40.5
Recurring profit	65.3
Special profits	57.5
Income before income taxes	122.9
Corporation, inhabitant and enterprise taxes	27.7
Deferred tax expenses (benefits)	17.7
Net income	77.5

(2) Outline figures for Nippon Telegraph and Telephone West Corporation

CONDENSED BALANCE SHEET

(at March 31, 2009)

(billions of yen)
ASSETS
FIXED ASSETS	3,013.6
Fixed assets - telecommunications business	2,803.2
Property, plant and equipment	2,707.2
Machinery and equipment	517.6
Local line facilities	825.4
Engineering facilities	590.2
Buildings	464.1
Land	181.2
Others	128.4
Intangible fixed assets	95.9
Investments and other assets	210.4
Deferred income taxes	149.3
Others	61.6
Allowance for doubtful accounts	(0.5)
CURRENT ASSETS	460.7
Cash and bank deposits	105.0
Accounts receivable, trade	282.1
Supplies	27.9
Others	47.7
Allowance for doubtful accounts	(2.1)

Total assets	3,474.4

LIABILITIES and NET ASSETS
LONG-TERM LIABILITIES	1,321.3
Long-term borrowings from parent company	977.6
Liability for employees’ retirement benefits	304.6
Others	38.9
CURRENT LIABILITIES	656.9
Current portion of long-term borrowings from parent company	158.3
Accounts payable, trade	78.9
Accounts payable, other	233.5
Others	186.1
Total liabilities	1,978.2

SHAREHOLDERS’ EQUITY	1,495.7

COMMON STOCK	312.0
ADDITIONAL PAID-IN CAPITAL	1,170.0
EARNED SURPLUS	13.6
NET UNREALIZED GAINS (LOSSES) ON SECURITIES	0.4
Unrealized gains (losses), translation adjustments, and others	0.4
Total net assets	1,496.1

Total liabilities and net assets	3,474.4

CONDENSED STATEMENT OF INCOME

(from April 1, 2008 to March 31, 2009)

(billions of yen)
Telecommunications businesses
Operating revenues	1,670.0
Operating expenses	1,658.2
Operating income from telecommunications businesses	11.7
Supplementary businesses
Operating revenues	154.3
Operating expenses	158.2
Operating income (losses) from supplementary businesses	(3.9)
Operating income	7.7
Non-operating revenues	52.1
Non-operating expenses	40.3
Recurring profit	19.5
Income before income taxes	19.5
Corporation, inhabitant, and enterprise taxes	(1.2)
Deferred tax expenses (benefits)	5.3
Net income	15.4

(3) Outline figures for NTT Communications Corporation

CONDENSED BALANCE SHEET

(at March 31, 2009)

(billions of yen)
ASSETS
FIXED ASSETS	873.8
Fixed assets – telecommunications business	554.8
Property, plant and equipment	461.1
Machinery and equipment	145.1
Engineering facilities	59.0
Buildings	125.6
Tools and fixtures	34.2
Land	43.6
Others	53.4
Intangible fixed assets	93.6
Investments and other assets	319.0
Investments in affiliated companies	134.5
Others	184.8
Allowance for doubtful accounts	(0.3)
CURRENT ASSETS	338.9
Cash and bank deposits	56.2
Accounts receivable, trade	186.2
Subsidiary deposits	36.7
Others	60.8
Allowance for doubtful accounts	(1.2)

Total assets	1,212.8

LIABILITIES and NET ASSETS
LONG-TERM LIABILITIES	295.7
Long-term borrowings from parent company	188.7
Others	106.9
CURRENT LIABILITIES	333.8
Current portion of long-term borrowings from parent company	122.1
Accounts payable, trade	31.5
Accounts payable, other	151.5
Others	28.5

Total liabilities	629.5

SHAREHOLDERS’ EQUITY	556.7

COMMON STOCK	211.7
ADDITIONAL PAID-IN CAPITAL	131.6
EARNED SURPLUS	213.3
NET UNREALIZED GAINS (LOSSES) ON SECURITIES	26.5
Unrealized gains (losses), translation adjustments, and others	26.5
Total net assets	583.2

Total liabilities and net assets	1,212.8

CONDENSED STATEMENT OF INCOME

(from April 1, 2008 to March 31, 2009)

(billions of yen)
Telecommunications businesses
Operating revenues	945.5
Operating expenses	845.2
Operating income from telecommunications businesses	100.3
Supplementary businesses
Operating revenues	181.6
Operating expenses	181.0
Operating income from supplementary businesses	0.5
Operating income	100.8
Non-operating revenues	32.3
Non-operating expenses	19.6
Recurring profit	113.5
Special profits	36.0
Special losses	7.4
Income before income taxes	142.0
Corporation, inhabitant, and enterprise taxes	(13.2)
Deferred tax expenses (benefits)	66.2
Net income	89.0

2. Major Facilities Completed During the Fiscal Year

Company	Item	Completed Facility

Nippon Telegraph and Telephone East Corporation	FLET’S HIKARI Subscriber optical cable	1,328,000 subscribers 42,300 km

Nippon Telegraph and Telephone West Corporation	FLET’S HIKARI Subscriber optical cable	1,029,000 subscribers 13,600 km

3.	The following is an outline of R&D expenditures for Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation.

Company	Amounts
Nippon Telegraph and Telephone East Corporation	65.6 billion yen
Nippon Telegraph and Telephone West Corporation	61.7 billion yen
NTT Communications Corporation	18.7 billion yen

Differences in Corporate Governance from Practices Required of U.S. Domestic Companies by the NYSE

The NYSE has adopted amendments to its corporate governance listing standards for U.S. domestic issuers concerning the role of independent directors, committees under the board of directors, corporate governance guidelines, codes of business conduct and ethics, shareholder approval of equity compensation plans and annual certification by principal executive officers. NTT follows corporate governance practices that are different from those required for U.S. domestic listed companies in the following respects:

•

Boards of directors of U.S. domestic listed companies must have a majority of independent directors, non-management directors of U.S. domestic listed companies must meet at regularly scheduled executive sessions without management and U.S. domestic listed companies must have nominating/corporate governance and compensation committees composed entirely of independent directors. There are no such requirements under Japanese law.

•

U.S. domestic listed companies must have an audit committee with a minimum of three members each of whom must be independent and financially literate in accordance with Rule 10A-3 under the Exchange Act and NYSE rules. NTT maintains a board of audit under home country practice.

•

U.S. domestic listed company audit committees must also (1) discuss earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies and (2) set clear hiring policies for past and present employees of the independent auditors. There is no such requirement for Japanese boards of audit.

•

U.S. domestic listed companies must adopt and disclose corporate governance guidelines discussing specified subjects, such as director qualifications and responsibilities, responsibilities of key board committees, director compensation, and director training and continuing education. Japanese law requires NTT’s board of directors to adopt a corporate framework necessary to secure the proper operation of NTT’s business. The requirements of such framework differ from the corporate governance guidelines applicable to U.S. listed companies. While NTT is not required to adopt the corporate governance guidelines required under U.S. law, some of these matters are stipulated by the Corporation Law or NTT’s internal company rules.

•

U.S. domestic listed companies must adopt a code of business conduct and ethics for directors, officers and employees covering specified subjects and promptly disclose waivers of the code. While there is no such obligation under Japanese law, NTT has adopted a code of ethics covering all its officers and employees applying principles that are generally consistent with those applicable to U.S. domestic companies, and such principles are part of the above-mentioned corporate framework.

•

U.S. domestic listed companies must obtain shareholder approval with respect to any equity compensation plan for any employee, director or service provider for compensation for services. U.S. domestic listed companies must also obtain shareholder approval (subject to certain exceptions) prior to the issuance of common stock or securities convertible into or exercisable for common stock (1) to a director, an officer, a substantial security holder or a party related to any of them if the number of shares of common stock which are to be issued or are issuable upon conversion exceeds 1% of the number of shares of common stock or voting power outstanding before the issuance, (2) in any transaction or series of transactions, if the voting power of the common stock is equal to or exceeds 20% of the voting power outstanding before the issuance or if the number of shares of the common stock is equal to or exceeds 20% of the number of shares outstanding before the issuance, and (3) that will result in a change of control of the issuer. NTT follows Japanese law which requires shareholder approval by a special resolution for the issuance of stocks, bonds with stock acquisition rights or stock acquisition rights under “specially favorable” conditions.

Exercising your voting rights via the Internet, etc.

(The website for voting electronically is readable in Japanese only and not available for ADR Holders)

[Voting Procedure via the Internet]

1)	To exercise voting rights, please log in to the following Internet website designated by the Company: http://www.web54.net

2)	You will be prompted to enter your assigned voting exercise code and a password, which are provided in the enclosed voting exercise form.

3)	Please change the password to a new password and then follow the on-screen instructions.

When you exercise your voting rights via the Internet, please be aware of the following:

•	Basic matters

1.	Exercising your voting rights via the Internet is only available by accessing the designated website (http://www.web54.net). Institutional investors can exercise voting rights by accessing the electronic voting platform operated by ICJ, Inc.

2.	You may place your vote via the Internet at any time until the close of business (5:30 PM) on Tuesday, June 23, 2009.

3.	If you place your vote multiple times, only your last vote will be treated as valid.

4.	If you exercise your vote by mail and also place your vote via the Internet, whichever we receive last will be treated as valid. If we receive both on the same day, we will treat only your vote placed via the Internet as valid.

5.	The costs of using the Internet website to exercise your voting rights, such as the connection fees of internet service providers and applicable communications fees (such as call charges), will be borne by the shareholder.

•	Handling your password

1.	When you connect to the designated website for the exercise of voting rights via the Internet the first time, please enter your assigned password and select a new password. Your chosen password is required to verify that the person exercising voting rights is a shareholder. Please safeguard your password. If you enter a wrong password several times, your access to the website will be barred. When it occurs, please follow the instructions on the screen.

2.	Your initial password and your chosen password will only be valid for the upcoming general meeting of shareholders (i.e., a new password will be issued for the next general meeting of shareholders).

•	System and Software Requirements

1.	When using a personal computer

1)	Internet access

2)	800 x 600 minimum screen resolution (SVGA)

3)	Software applications:

Microsoft®Internet Explorer (Version 5.01 Service Pack 2 or higher—when accessing the site, please ensure that the cookie setting is turned on and the pop-up block function is turned off).

A software equivalent to Adobe®Acrobat®ReaderTM (Version 4.0 or higher) or Adobe®Reader® (Version 6.0 or higher) for viewing PDF files (this is required if you would like to refer to the shareholders’ meeting-related documents and matters to be resolved at the meeting).

(Microsoft® and Internet Explorer are the trademarks, registered trademarks or product names of Microsoft Corporation, and Adobe®, Acrobat®Reader™ and Adobe®Reader® are those of Adobe Systems Incorporated in the United States and other countries.)

2.	When using a mobile phone or an L-mode compatible communications device

1)	The following services are available. Use the URL (http://www.web54.net) to get direct access.

i-mode, EZweb, Yahoo! Keitai, L-mode

The above are either trademarks or registered trademarks of the companies in parentheses: i-mode (NTT DoCoMo, Inc.), EZweb (KDDI Corporation), Yahoo! (Yahoo! Inc., USA), Yahoo! Keitai (SOFTBANK MOBILE Corporation), L-mode (Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation).

2)	Device should have SSL communications function enabling encryption

* Please contact the Securities Agent Web Support Hotline regarding compatible devices.

If you have questions about the use of a personal computer, mobile phone or an L-mode-compatible communications device for exercising your vote via the Internet, please contact:

Chuo Mitsui, Securities Agent Web Support Hotline 0120-65-2031 (Toll Free) (Mon. to Fri. 9:00 to 21:00)

Our domestic institutional investors may use the electronic voting platform (known as the Tokyo Stock Exchange Platform) in order to exercise their voting rights in connection with general meetings of shareholders.

END

The Location

of the

24th Ordinary General Meeting of Shareholders

International Convention Center PAMIR

Grand Prince Hotel New Takanawa

13-1, Takanawa 3-chome, Minato-ku, Tokyo

Note:	1. As traffic will be heavy in this area on the day of the meeting, it is recommended you do not come by car.
2. You are requested to leave hand baggage in the cloakroom. We appreciate your cooperation.

This material is printed with soy ink

on paper approved by the Forest Stewardship Council.